Exhibit 99.1

Itaú Corpbanca Announces Second Quarter 2020 Management Discussion & Analysis Report

SANTIAGO, Chile, Jul. 31 2020 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the second quarter ended June 30, 2020.

For the full MD&A Report, please refer to the following link:

https://ir.itau.cl/files/doc_financials/2020/q2/Itaú-CorpBanca-2Q20-MD-A.pdf

On Monday, August 3, 2020, at 11:00 A.M. Santiago time (11:00 AM ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Executive Officer, and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations.

Conference Call Details:

Participant registration: http://www.directeventreg.com/registration/event/6775796

Upon registering, each participant will be provided with call details and a registrant ID used to track attendance on the conference call (Access Code: 6775796#). Reminders will also be sent to registered participants via email.

A telephonic replay of the conference call will be available until Monday, August 10, 2020, by dialing +1(800) 585-8367 or +1 (416) 621-4642 (Encore Dial In). Access Code: 6775796#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at:

https://event.on24.com/wcc/r/2395800/09802835D6305B0B7BE58AFAE20AC437

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia ‒Banco Corpbanca Colombia and Helm Bank‒ becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of June 30, 2020, according to the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero), Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.1% market share. As of April 30, 2020, according to the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and the eighth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. Its market share by loans reached 4.1% as of the same date.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@corpbanca.cl / ir.itau.cl

Management Discussion 2Q20 & Analysis ir.itau.cl /Itaú Chile facebook.com/itauchile @itauchile

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Table of Contents Management Discussion & Analysis Page 5 7 Executive Summary Income Statement and Balance Sheet Analysis 17 Managerial results - Breakdown by country 19 Managerial results - Breakdown for Chile 21 Managerial results - Breakdown for Colombia 32 Balance Sheet 43 Risk and Capital Management 49 51 Additional Information 55 Report of Independent Auditors Complete Financial Statements Access here

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Management Discussion Analysis & Management Discussion & Analysis

This report is based on Itaú CorpBanca reviewed financial statements for 2Q20, 1Q20 and 2Q19 prepared in accordance with the Compendium of Accounting Standards issued by the Commission for the Financial Market (Comisión para el Mercado Financiero, or “CMF”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of June 30, 2020 of Ch$821.83 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the CMF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or SF). Certain figures included in this Quarterly Report for the three months ended June 30, 2020 and 2019, for the three months ended March 31, 2020 and as of for the six-month periods ended June 30, 2020 and 2019 have been rounded for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidat-ed financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. As used in this MD&A Report, the term “billion” means one thousand million (1,000,000,000) and the term “trillion” means one million million (1,000,000,000,000). 6

Management Discussion & Analysis | Executive Summary

Itaú

Itaú Corpbanca Financial Information

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based in our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 9, 10 and 11 of this report for further details on our Management Model.

Financial **Highlights**

We present below **selected consolidated managerial financial information** and operating information of Itaú Corpbanca for the three months ended June 30, 2020 and 2019, for the three months ended march 31, 2020 and as of June 30, 2020 and 2019.

	In Ch$ million (except where indicated), end of period	2Q20	1Q20	2Q19	6M20	6M19
Results	Recurring Net Income	20,968	33,797	60,394	54,765	94,581
	Operating Revenues [1]	278,947	259,949	291,300	538,395	560,931
	Managerial Financial Margin	240,027	215,588	240,964	455,615	462,013
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2,3]	0.2%	0.4%	0.8%	0.3%	0.7%
	Recurring Return on Tangible Avg. equity (RoTAE) [2,4]	4.3%	6.8%	11.9%	5.6%	9.4%
	Recurring Return on Avg. assets (RoAA) [2]	0.2%	0.4%	0.8%	0.3%	0.7%
	Recurring Return on Avg. equity (RoAE) [2,5]	2.7%	4.1%	7.2%	3.4%	5.7%
	Risk Index (Loan loss allowances / Total loans)	3.4%	3.4%	3.1%	3.4%	3.1%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	2.4%	2.8%	2.2%	2.4%	2.2%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	2.0%	2.5%	1.9%	2.0%	1.9%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	4.0%	4.2%	3.2%	4.0%	3.2%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	141.4%	119.8%	141.1%	141.4%	141.1%
	Efficiency Ratio (Non-interest expenses / Operating revenues)	56.8%	59.8%	54.0%	58.2%	55.5%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	90.0%	88.9%	73.6%	89.5%	76.8%
Balance Sheet	Total Assets	38,969,389	38,416,205	31,163,272		
	Gross Total Credit Portfolio	24,288,810	23,619,581	22,058,038		
	Total Deposits	18,235,232	17,975,542	14,584,157		
	Loan Portfolio / Total Deposits	133.20%	131.40%	151.25%		
	Shareholders Equity	2,530,802	3,246,016	3,377,074		
	Tangible Equity [4]	1,966,960	1,927,812	2,055,310		
Other	Headcount [7]	8,878	8,908	8,940		
	Chile	5,581	5,599	5,510		
	Colombia	3,297	3,309	3,430		
	Branches [8]	314	321	351		
	Chile	188	193	194		
	Colombia	126	128	157		
	ATM – Automated Teller Machines	550	555	633		
	Chile	408	413	464		
	Colombia	142	142	169		

Notes: (1) Operating revenues = Managerial financial Margin + Commissions and fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 47 of this report. **(5)** Equity = Shareholders equity. **(6)** Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. **(7)** Headcount for Chile includes employees of our New York branch and since 1Q18 also from our RepOffice in Lima and also in Madrid until 2Q19, and headcount for Colombia includes employees of Itaú (Panamá). **(8)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

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Management Discussion & Analysis | Executive Summary

In Ch$ million (except where indicated), end of period		2Q20	1Q20	2Q19	6M20	6M19
Highlights	Total Outstanding shares (Thousands)	512,406.76	512,406.76	512,406.76	512,406.76	512,406.76
	Book Value per share (Ch$)	4.939	6.335	6.591	4.939	6.591
	Diluted Recurring Earnings per share (Ch$)	0.041	0.066	0.118	0.107	0.185
	Accounting Diluted Earnings per share (Ch$)	(1.463)	0.053	0.103	(1.410)	0.158
	Diluted Recurring Earnings per ADR (US$)	0.075	0.116	0.261	0.195	0.408
	Accounting Diluted Earnings per ADR (US$)	(2.670)	0.093	0.227	(2.573)	0.349
	Dividend (Ch$ million)	n.a.	127,065	n.a.	127,065	51,614
	Dividend per share (Ch$)	n.a.	0.2480	n.a.	0.2480	0.1007
	Gross Dividend per ADS (US$)	n.a.	0.4316	n.a.	0.4316	0.2226
	Market capitalization (Ch$ billion)	1,137.0	1,137.0	2,899.2	1,137.0	2,899.2
	Market capitalization (US$ billion)	1.4	1.3	4.3	1.4	4.3
	Solvency Ratio - BIS Ratio [9]	12.63%	12.18%	14.50%	12.63%	14.50%
	Shareholders' equity / Total assets	6.49%	8.45%	10.84%	6.49%	10.84%
	Shareholders' equity / Total liabilities	6.96%	9.25%	12.25%	6.96%	12.25%
Indicators	Ch$ exchange rate for US$1.0	821.83	853.82	678.42	821.83	678.42
	COP exchange rate for Ch$1.0	0.2182	0.2106	0.2113	0.2182	0.2113
	Monetary Policy Interest Rate - Chile [10]	0.5%	1.0%	2.5%	0.5%	2.5%
	Monetary Policy Interest Rate - Colombia [10]	2.8%	3.8%	4.3%	2.8%	4.3%
	Quarterly UF variation - Chile [11]	0.3%	1.0%	1.2%	1.3%	1.2%
	Quarterly CPI variation - Chile	-0.2%	1.3%	0.9%	1.1%	1.5%
	Quarterly CPI variation - Colombia	-0.2%	1.7%	1.1%	1.5%	2.7%

Notes: (9) BIS Ratio= Regulatory capital / RWA, according to CMF current definitions. **(10)** End of each period. **(11)** UF (Unidad de Fomento) is an official unit of account in Chile that is constantly adjusted for inflation and widely used in Chile for pricing several loans and contracts.

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Management Discussion & Analysis | Executive Summary

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Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled Ch$20,968 million in the second quarter of 2020 from an accounting net income of -Ch$749,546 million for the period, as a result of the elimination of non-recurring events, which are presented in the table below:

Non-Recurring Events

In Ch$ million	2Q20	1Q20	2Q19	6M20	6M19
Net Income Attributable to Shareholders (Accounting)	**(749,546)**	**27,130**	**52,605**	**(722,416)**	**80,857**
Non-Recurring Events	**770,514**	**6,667**	**7,789**	**777,182**	**13,724**
(a) Transaction Costs	(6)	56	2,597	49	2,627
(b) Amortization of intangibles generated through business combinations	803,196	10,303	8,484	813,499	16,999
(c) Other Contingencies	-	(698)	-	(698)	-
Tax Effects	(32,676)	(2,994)	(3,292)	(35,670)	(5,902)
Recurring Net Income Attributable to Shareholders (Managerial)	**20,968**	**33,797**	**60,394**	**54,765**	**94,581**

Events that we have considered non-recurring and at the same time not part of our business are the following:

(a) Transaction cost: Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses.

(b) Amortization of intangible generated through business combinations: Amortization of intangibles arising from business combination, such as costumer relationships. Includes non-cash impairment charge of Ch$793.9 billion which net of taxes represents Ch$ 764.0 billion. That impact is composed of Ch$448.3 billion as a result of a goodwill impairment of our estimated fair value of the cash generating units for Chile; and of Ch$315.8 billion as a result of goodwill and intangible assets from business combination impairment of our estimated fair value of the cash generating unit for Colombia.

(c) Other Contingencies: Mainly due to contingencies related to the social unrest in Chile.

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Management Discussion & Analysis | Executive Summary

Managerial Income Statement

Our managerial financial model reflects how management measures and analyzes financial performance by disaggregating commercial performance, financial risk management, credit risk and costs control.

For our managerial results, we adjust for non-recurring events that affect accounting net income (as detailed on the previous page) and apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affects the breakdown of our income statement but does not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad – originally accounted for as income tax expense on our Net Income and subsequently reclassified as financial margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country-risk provisions; the provisions for assets received in lieu of payment; provisions and write-off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program.

These reclassifications enable us to carry out a business analysis from management's perspective. Beginning with the first quarter of 2019 we have been disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifications. One important change to highlight would be the Managerial Financial Margin disclosure as it is shown in the table on page 11 (Accounting and Managerial Statements Reconciliation) of this report together with our previous P&L reclassifications.

For tax purposes, the Chilean Internal Revenue Service (*"Servicio de Impuestos Internos"* or SII) considers that our investment in Colombia is denominated in U.S. dollars, which based on the exchange rates of each of disbursements (not current exchange rates) is US$1,772 million. This amount considers the acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company announced to the market in December 3, 2019 for approximately US$334 million.

As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact in the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. In addition to the New York Branch, in the first quarter of 2020, management has decided to consider other investments in its hedge strategy with derivatives, also to be analyzed along with income tax expenses (total exposure US$183 million).

With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating the effects of foreign exchange variations through financial instruments and includes the impact of all tax effects.

As the consolidated financial statements for Itaú Corpbanca uses the Chilean peso as its functional currency and foreign currencies are translated into Chilean peso. For our investment in Colombia, we have decided to hedge this translation risk effect in our income statement.

In the second quarter of 2020, the Chilean peso depreciated 3.6% against the Colombian peso, compared to an appreciation of 7.8% in the previous quarter. In addition, the Chilean peso appreciated 3.7% against the U.S. dollar in the second quarter of 2020. Approximately 21% of our loan portfolio is denominated in Colombian peso and 15% is denominated in U.S. dollar. We present below the foreign exchange variation of the Chilean peso against the U.S. dollar and the Colombian peso:

Main foreign exchange variations of the Chilean peso

U.S. dollar Ch$ 821.83	-3.7% (2Q20/1Q20)	+21.1% (2Q20/2Q19)
Colombian peso Ch$ 0.2182	+3.6% (2Q20/1Q20)	+3.3% (2Q20/2Q19)

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Managerial Income Statement

We present below a detailed reconciliation from our accounting income statements to our managerial income statements before adding/deducting non-recurring events as previously described. Even though the example below has been prepared with 2Q20 figures, it can be used to replicate any period:

	in Ch$ million	2Q20
1	Interest Income	372,974
1	Interest Expense	(177,622)
	Net Interest Income	**195,352**
2	Fees and commission income	46,693
4	Fees and commission expense	(12,343)
	Net fee and commission income	**34,350**
1	Total financial transactions, net	18,060
1	Other operating income	10,324
	Total operating income	**258,086**
3	Provision for Loan Losses	(99,492)
3	Recoveries from loans written-off as losses	12,625
	Net operating income	**171,219**
4	Personnel expenses	(77,891)
4	Administrative expenses	(60,674)
4	Depreciation and amortization	(31,209)
4	Impairments	(808,857)
4	Other operating expenses	(6,013)
	Total operating expenses	**(984,644)**
	Operating Income	**(813,425)**
1	Income from investments in other companies	407
	Income before taxes	**(813,018)**
5	Income tax expense	53,472
	Net Income	**(759,546)**
6	Minority interests	10,000
	Net Income attributable to Shareholders	**(749,546)**

	in Ch$ million	2Q20
	Operating Revenues	**270.836**
1	Managerial Financial Margin	224.143
	Financial Margin with Clients	218.723
	Financial Margin with the Market	5.420
2	Commissions and Fees	46.693
3	**Cost of Credit**	**(86.867)**
	Provision for Loan Losses	(99.492)
	Recoveries from Loans written-off as losses	12.625
	Credit Value Adjustment (or "CVA"; ratings and colla-terals effects)	-
4	**Non-interest Expenses**	**(996.987)**
	Personnel Expenses	(77.891)
	Administrative Expenses	(79.030)
	Depreciation, Amortization and Impairment	(840.066)
	Income before Tax and Minority Interests	**(813.018)**
5	Income tax expense	53.472
6	Minority Interests in Subsidiaries	10.000
	Net Income attributable to Shareholders	**(749.546)**

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Management Discussion & Analysis | Executive Summary

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Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 2nd Quarter of 2020

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**270.836**	**(14.651)**	**22.273**	**489**	**278.947**
Managerial Financial Margin	224.143	(6.378)	22.273	(12)	240.027
Financial Margin with Clients	218.723	(13.023)	-	-	205.700
Financial Margin with the Market	5.420	6.645	22.273	(12)	34.327
Commissions and Fees	46.693	(8.273)	-	500	38.920
Cost of Credit	**(86.867)**	**(5.596)**	**-**	**-**	**(92.463)**
Provision for Loan Losses	(99.492)	(6.679)	-	-	(106.171)
Recovery of Loans Written Off as Losses	12.625	469	-	-	13.094
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	614	-	-	614
Non-interest Expenses	**(996.987)**	**20.555**	**-**	**817.963**	**(158.469)**
Personnel Expenses	(77.891)	737	-	-	(77.154)
Administrative Expenses	(79.030)	11.072	-	5	(67.953)
Depreciation, Amortization and Impairment	(840.066)	8.746	-	817.958	(13.362)
Income before Tax and Minority Interests	**(813.018)**	**307**	**22.273**	**818.452**	**28.014**
Income Tax Expense	53.472	(307)	(22.273)	(37.296)	(6.404)
Minority Interests in Subsidiaries	10.000	-	-	(10.642)	(642)
Recurring Net Income	**(749.546)**	**-**	**-**	**770.514**	**20.968**

Accounting and Managerial Income Statements Reconciliation | 1st Quarter of 2020

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**390.606**	**(55.451)**	**(74.695)**	**(511)**	**259.949**
Managerial Financial Margin	333.001	(42.206)	(74.695)	(511)	215.588
Financial Margin with Clients	223.551	(16.010)	-	(556)	206.985
Financial Margin with the Market	109.450	(26.196)	(74.695)	44	8.603
Commissions and Fees	57.605	(13.244)	-	-	44.361
Cost of Credit	**(103.740)**	**27.942**	**-**	**-**	**(75.798)**
Provision for Loan Losses	(117.895)	27.213	-	-	(90.682)
Recovery of Loans Written Off as Losses	14.155	889	-	-	15.044
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	(160)	-	-	(160)
Non-interest Expenses	**(193.659)**	**27.384**	**-**	**10.888**	**(155.387)**
Personnel Expenses	(72.846)	1.857	-	-	(70.989)
Administrative Expenses	(88.453)	17.282	-	(129)	(71.300)
Depreciation, Amortization and Impairment	(32.360)	8.245	-	11.016	(13.098)
Income before Tax and Minority Interests	**93.207**	**(124)**	**(74.695)**	**10.376**	**28.764**
Income Tax Expense	(65.560)	124	74.695	(3.244)	6.015
Minority Interests in Subsidiaries	(517)	-	-	(465)	(982)
Recurring Net Income	**27.130**	**-**	**-**	**6.667**	**33.797**

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Management Discussion & Analysis | Executive Summary

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2nd quarter of 2020 Income Statement

We present below the managerial income statements with the reclassification and non-recurring adjustments described above:

In Ch$ million	2Q20	1Q20	change		2Q19	change		6M20	6M19	change	
Operating Revenues	**278,947**	**259,949**	**7.3%**	**18,998**	**291,300**	**-4.2%**	**(12,354)**	**538,895**	**560,931**	**-3.9%**	**(22,036)**
Managerial Financial Margin	240,027	215,588	11.3%	24,439	240,964	-0.4%	(938)	455,615	462,013	-1.4%	(6,399)
Financial Margin with Clients	205,700	206,985	-0.6%	(1,285)	206,923	-0.6%	(1,224)	412,684	409,078	0.9%	3,607
Financial Margin with the Market	34,327	8,603	299.0%	25,724	34,041	0.8%	286	42,930	52,936	-18.9%	(10,006)
Commissions and Fees	38,920	44,361	-12.3%	(5,441)	50,336	-22.7%	(11,416)	83,281	98,918	-15.8%	(15,637)
Cost of Credit	**(92,463)**	**(75,798)**	**22.0%**	**(16,665)**	**(57,353)**	**61.2%**	**(35,110)**	**(168,261)**	**(118,992)**	**41.4%**	**(49,268)**
Provision for Loan Losses	(106,171)	(90,682)	17.1%	(15,490)	(73,645)	44.2%	(32,526)	(196,853)	(147,441)	33.5%	(49,412)
Recovery of Loans Written Off as Losses	13,094	15,044	-13.0%	(1,950)	15,991	-18.1%	(2,897)	28,139	27,663	1.7%	475
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	614	(160)	-	774	301	104.0%	313	453	785	-42.3%	(332)
Non-interest Expenses	**(158,469)**	**(155,387)**	**2.0%**	**(3,082)**	**(157,183)**	**0.8%**	**(1,286)**	**(313,856)**	**(311,542)**	**0.7%**	**(2,314)**
Personnel Expenses	(77,154)	(70,989)	8.7%	(6,165)	(74,561)	3.5%	(2,592)	(148,143)	(146,715)	1.0%	(1,428)
Administrative Expenses	(67,953)	(71,300)	-4.7%	3,347	(69,962)	-2.9%	2,009	(139,253)	(139,810)	-0.4%	557
Depreciation, Amortization and Impairment	(13,362)	(13,098)	2.0%	(264)	(12,659)	5.6%	(703)	(26,461)	(25,017)	5.8%	(1,444)
Income before Tax and Minority Interests	**28,014**	**28,764**	**-2.6%**	**(749)**	**76,764**	**-63.5%**	**(48,749)**	**56,778**	**130,397**	**-56.5%**	**(73,618)**
Income Tax Expense	(6,404)	6,015	-	(12,420)	(11,941)	-46.4%	5,537	(389)	(28,002)	-98.6%	27,613
Minority Interests in Subsidiaries	(642)	(982)	-34.6%	340	(4,429)	-85.5%	3,787	(1,624)	(7,814)	-79.2%	6,190
Recurring Net Income	**20,968**	**33,797**	**-38.0%**	**(12,829)**	**60,394**	**-65.3%**	**(39,426)**	**54,765**	**94,581**	**-42.1%**	**(39,816)**

Itaú Corpbanca

13

Management Discussion & Analysis Executive Summary Results Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 9 and 10: Recurring Net Income Highlights in the quarter The recurring net income in the second quarter of 2020 amounted to Ch$21.0 billion, a 38.0% decrease from the previous quarter and when compared with the second quarter of 2019 a 65.3% decrease. The managerial return on average tangible equity was 4.3% as of June 30, 2020, compared to the 11.9% reported in June 30, 2019. Ch$ 21.0 billion for the 2Q20 In Chile, Income before Taxes and Minority Interests in the second quarter of 2020 increased 33.5%, primarily due to a 15.1% increase in Operating Revenues mainly related to a positive performance of the Financial Margin with the Market. This trend was partially offset by a 32.4% increase in Cost of Credit. Recurring Net Income decreased 22.9% mainly due to a lower tax benefit related to the monetary correc-tion of the shareholders’ equity. Ch$ million In Colombia, the Recurring Net Income in the second quarter of 2020 decreased 140.1% mainly due to a 4.7% decrease in Operating Revenues, that was partially offset by a 6.8% decrease in Cost of Credit. In addition Recurring Net Income was also negatively impacted by a higher Cost of Hedge Positions. Highlights in 2Q20 Return on Average Tangible Equity1 4.2% The annualized recurring return on average tangible equity reached 4.3% in the second quarter of 2020, 2.5 percentage points lower when compared to the previous quarter and 7.6 percentage points lower compared to the same period in 2019. Average tangible shareholders’ equity totaled Ch$1,953.0 billion, a 1.2% decrease compared to the previous quarter and a 4.2% decrease com-pared to the second quarter of 2019. Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combination reached 0.2% in the second quarter of 2020, a 17 basis points decrease compared to the previous quarter and a 61 basis points decrease compared to the second quarter of 2019. (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. Itaú Corpbanca 14 For further details by country see page 47

Management Discussion & Analysis Executive Summary Financial Margin with Clients Ch$ 205.7 billion Cost of Credit Ch$ 92.5 billion Ch$ million Ch Financial margin with clients decreased 0.6% compared to the previous quarter, primarily due to a 11.4% decrease in financial margin in Colombia, primarily related to the impact of a lower interest rate over Colombian Working Capital. When compared to the second quarter of 2019, our financial margin with clients decreased by 0.6%. Cost of Credit in the second quarter of 2020 increased 22.0% compared to the first quarter of 2020, mainly due to an increase in Provision for Loan Losses in Chile related to additional provision in the consumer and mortgage portfolios and an increase in provisions for wholesale clients due to possible COVID-19 impacts. When compared to the second quarter 2019, Cost of Credit increased by 61.2%. Commissions and Fees Ch$ 38.9 billion Efficiency Ratio and Risk-Adjusted Efficiency Ratio1 56.8 % Ch$ Commissions and fees decreased by 12.3% when compared to the first quarter of 2020, primarily due to lower revenues obtained by Insurance Brokerage and Current Account Services and Overdraft Fees in Chile and Financial Advisory and Credit Operations and Guarantees Provided in Colombia. In the second quarter of 2020, our efficiency ratio decreased 2.97 percentage points compared to previous quarter, mainly due to a higher Financial Margin with the Market. When compared to the second quarter of 2019, the efficiency ratio increased 2.85 percentage points mainly due to lower Commissions and Fees. When compared to the second quarter of 2019, commissions decreased by 22.7%, mainly due to Insurance Brokerage in Chile. and fees The risk-adjusted efficiency ratio, which also includes the cost of credit, reached 90.0%, an increase of 1.1 percentage points from the previous quarter and a 16.4 percentage points increase from the second quarter of 2019. 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparative purposes. Itaú Corpbanca 15 For further details by country see pages 29 and 40 For further details by country see pages 24 and 35 For further details by country see pages 25 and 36 For further details by country see pages 22 and 33

Management Discussion & Analysis Executive Summary 2020 Forecast Our original 2020 Forecast previously disclosed to the market is now suspended, due to considerable degree of uncertainty on the economic forecast for this year, which stems from unpredictability with respect to the duration of the lockdown/isolation measures implemented as a response to the Covid-19 pandemic and the pace of recovery in the second half of 2020. Therefore management has decided that, given the uncertai nty of the current environment, it would not be adequate to disclose a new 2020 Forecast. Itaú Corpbanca 16

Income Statement and Balance Analysis Sheet Management Discussion & Analysis

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Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown by Country

Highlights

The financial results of Itaú Corpbanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- the cost of derivative structures used to hedge the investment and its related tax effects; and
- other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 9, 10 and 11 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 2Q20, 1Q20 an d 2Q19:

	2Q20			1Q20			Change		
In Ch$ million	Consolidado	Chile	Colombia	Consolidado	Chile	Colombia	Consolidado	Chile	Colombia
Operating Revenues	**278,947**	**214,044**	**74,203**	**259,949**	**186,043**	**77,873**	**7.3%**	**15.1%**	**-4.7%**
Managerial Financial Margin	240,027	182,469	66,858	215,588	150,193	69,363	11.3%	21.5%	-3.6%
Financial Margin with Clients	205,700	152,490	53,210	206,985	146,906	60,078	-0.6%	3.8%	-11.4%
Financial Margin with the Market	34,327	29,979	13,648	8,603	3,286	9,284	299.0%	812.2%	47.0%
Commissions and Fees	38,920	31,575	7,345	44,361	35,850	8,511	-12.3%	-11.9%	-13.7%
Cost of Credit	**(92,463)**	**(73,655)**	**(18,808)**	**(75,798)**	**(55,617)**	**(20,181)**	**22.0%**	**32.4%**	**-6.8%**
Provision for Loan Losses	(106,171)	(85,045)	(21,126)	(90,682)	(66,631)	(24,051)	17.1%	27.6%	-12.2%
Recovery of Loans Written Off as Losses	13,094	10,776	2,319	15,044	11,175	3,870	-13.0%	-3.6%	-40.1%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	614	614	-	(160)	(160)	-	-482.5%	-482.5%	-
Non-interest Expenses	**(158,469)**	**(111,915)**	**(46,555)**	**(155,387)**	**(109,103)**	**(46,284)**	**2.0%**	**2.6%**	**0.6%**
Personnel Expenses	(77,154)	(51,399)	(25,755)	(70,989)	(47,785)	(23,204)	8.7%	7.6%	11.0%
Administrative Expenses	(67,953)	(50,277)	(17,676)	(71,300)	(51,294)	(20,006)	-4.7%	-2.0%	-11.6%
Depreciation, Amortization and Impairment	(13,362)	(10,239)	(3,124)	(13,098)	(10,024)	(3,074)	2.0%	2.1%	1.6%
Income before Tax and Minority Interests	**28,014**	**28,474**	**8,841**	**28,764**	**21,323**	**11,408**	**-2.6%**	**33.5%**	**-22.5%**
Income Tax Expense	(6,404)	(5,763)	(3,152)	6,015	8,170	(3,225)	-206.5%	-170.5%	-2.3%
Minority Interests in Subsidiaries	(642)	(4)	(638)	(982)	(27)	(955)	-34.6%	-84.3%	-33.2%
Costs of hedge positions	-	-	(6,789)	-	-	(2,896)	-	-	134.4%
Recurring Net Income	**20,968**	**22,707**	**(1,739)**	**33,797**	**29,465**	**4,332**	**-38.0%**	**-22.9%**	**-140.1%**
Recurring Return on Managerial Tangible Equity	4.3%	6.6%	-1.2%	6.8%	8.4%	3.0%	-252 bps	-181 bps	-425 bps

	2Q20			2Q19			Change		
In Ch$ million	Consolidado	Chile	Colombia[1]	Consolidado	Chile	Colombia[1]	Consolidado	Chile	Colombia[1]
Operating Revenues	**278,947**	**214,044**	**74,203**	**291,300**	**211,977**	**82,248**	**-4.2%**	**1.0%**	**-9.8%**
Managerial Financial Margin	240,027	182,469	66,858	240,964	170,880	73,009	-0.4%	6.8%	-8.4%
Financial Margin with Clients	205,700	152,490	53,210	206,923	146,516	60,407	-0.6%	4.1%	-11.9%
Financial Margin with the Market	34,327	29,979	13,648	34,041	24,364	12,602	0.8%	23.0%	8.3%
Commissions and Fees	38,920	31,575	7,345	50,336	41,097	9,239	-22.7%	-23.2%	-20.5%
Cost of Credit	**(92,463)**	**(73,655)**	**(18,808)**	**(57,353)**	**(41,950)**	**(15,403)**	**61.2%**	**75.6%**	**22.1%**
Provision for Loan Losses	(106,171)	(85,045)	(21,126)	(73,645)	(53,765)	(19,880)	44.2%	58.2%	6.3%
Recovery of Loans Written Off as Losses	13,094	10,776	2,319	15,991	11,514	4,477	-18.1%	-6.4%	-48.2%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	614	614	-	301	301	-	104.0%	104.0%	-
Non-interest Expenses	**(158,469)**	**(111,915)**	**(46,555)**	**(157,183)**	**(112,518)**	**(44,665)**	**0.8%**	**-0.5%**	**4.2%**
Personnel Expenses	(77,154)	(51,399)	(25,755)	(74,561)	(52,502)	(22,059)	3.5%	-2.1%	16.8%
Administrative Expenses	(67,953)	(50,277)	(17,676)	(69,962)	(50,626)	(19,337)	-2.9%	-0.7%	-8.6%
Depreciation, Amortization and Impairment	(13,362)	(10,239)	(3,124)	(12,659)	(9,391)	(3,269)	5.6%	9.0%	-4.4%
Income before Tax and Minority Interests	**28,014**	**28,474**	**8,841**	**76,764**	**57,509**	**22,180**	**-63.5%**	**-50.5%**	**-60.1%**
Income Tax Expense	(6,404)	(5,763)	(3,152)	(11,941)	(4,695)	(8,036)	-46.4%	22.8%	-60.8%
Minority Interests in Subsidiaries	(642)	(4)	(638)	(4,429)	(41)	(4,388)	-85.5%	-89.4%	-85.5%
Costs of hedge positions	-	-	(6,789)	-	-	(2,135)	-	-	217.9%
Recurring Net Income	**20,968**	**22,707**	**(1,739)**	**60,394**	**52,774**	**7,620**	**-65.3%**	**-57.0%**	**-122.8%**
Recurring Return on Managerial Tangible Equity	4.3%	6.6%	-1.2%	11.9%	13.0%	7.6%	-759 bps	-640 bps	-881 bps

[1] In nominal currency

Itaú Corpbanca

19

Management Discussion & Analysis | Income Statement Analysis

Itaú

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 2Q20, 1Q20 and 2Q19 is presented below:

In Ch$ million	2Q20	1Q20	2Q19	6M20	6M19
Net Income Attributable to Shareholders (Accounting)	**(682,698)**	**23,832**	**45,846**	**(658,866)**	**69,351**
(+) Non-recurring events	699,333	3,528	5,901	702,861	9,928
(+) Other results and overhead costs from Colombia in Chile (a)	(717)	(791)	(1,109)	(1,508)	(1,906)
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	6,789	2,896	2,135	9,686	4,585
Recurring Net Income	**22,707**	**29,465**	**52,774**	**52,172**	**81,958**

In Ch$ million	2Q20	1Q20	2Q19	6M20	6M19
Net Income Attributable to Shareholders (Accounting)	**(66,848)**	**3,298**	**6,759**	**(63,550)**	**11,506**
(+) Non-recurring events	71,181	3,139	1,889	74,320	3,796
(+) Other results and overhead costs from Colombia in Chile (a)	717	791	1,109	1,508	1,906
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	(6,789)	(2,896)	(2,135)	(9,686)	(4,585)
Recurring Net Income	**(1,739)**	**4,332**	**7,620**	**2,593**	**12,624**

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.
(b) **Cost of Economic Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, currently booked in Chile.
(c) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

Itaú Corpbanca

20

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

			change			*change*				*change*	
In Ch$ million	2Q20	1Q20	%	$	2Q19	%	$	6M20	6M19	%	$
Operating Revenues	**214,044**	**186,043**	**15.1%**	**28,001**	**211,977**	**1.0%**	**2,067**	**400,087**	**399,391**	**0.2%**	**696**
Managerial Financial Margin	182,469	150,193	21.5%	32,276	170,880	6.8%	11,589	332,662	319,083	4.3%	13,579
Financial Margin with Clients	152,490	146,906	3.8%	5,584	146,516	4.1%	5,973	299,396	287,330	4.2%	12,066
Financial Margin with the Market	29,979	3,286	812.2%	26,693	24,364	23.0%	5,616	33,266	31,752	4.8%	1,513
Commissions and Fees	31,575	35,850	-11.9%	(4,275)	41,097	-23.2%	(9,522)	67,425	80,308	-16.0%	(12,884)
Cost of Credit	**(73,655)**	**(55,617)**	**32.4%**	**(18,038)**	**(41,950)**	**75.6%**	**(31,705)**	**(129,272)**	**(78,522)**	**64.6%**	**(50,750)**
Provision for Loan Losses	(85,045)	(66,631)	27.6%	(18,414)	(53,765)	58.2%	(31,280)	(151,676)	(99,342)	52.7%	(52,334)
Recovery of Loans Written Off as Losses	10,776	11,175	-3.6%	(399)	11,514	-6.4%	(738)	21,950	20,034	9.6%	1,916
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	614	(160)	-	774	301	104.0%	313	453	785	-42.3%	(332)
Non-interest Expenses	**(111,915)**	**(109,103)**	**2.6%**	**(2,811)**	**(112,518)**	**-0.5%**	**604**	**(221,018)**	**(223,709)**	**-1.2%**	**2,691**
Personnel Expenses	(51,399)	(47,785)	7.6%	(3,613)	(52,502)	-2.1%	1,103	(99,184)	(102,374)	-3.1%	3,190
Administrative Expenses	(50,277)	(51,294)	-2.0%	1,017	(50,626)	-0.7%	349	(101,571)	(102,887)	-1.3%	1,315
Depreciation, Amortization and Impairment	(10,239)	(10,024)	2.1%	(215)	(9,391)	9.0%	(848)	(20,263)	(18,448)	9.8%	(1,815)
Income before Tax and Minority Interests	**28,474**	**21,323**	**33.5%**	**7,152**	**57,509**	**-50.5%**	**(29,035)**	**49,797**	**97,160**	**-48.7%**	**(47,363)**
Income Tax Expense	(5,763)	8,170	-	(13,933)	(4,695)	22.8%	(1,068)	2,407	(15,157)	-	17,563
Minority Interests in Subsidiaries	(4)	(27)	-84.3%	23	(41)	-89.4%	36	(32)	(46)	-31.8%	15
Recurring Net Income	**22,707**	**29,465**	**-22.9%**	**(6,758)**	**52,774**	**-57.0%**	**(30,067)**	**52,172**	**81,958**	**-36.3%**	**(29,785)**

Itaú Corpbanca

21

Management Discussion & Analysis Income Statement Analysis Managerial Financial Margin Highlights  Financial margin with clients increased by 3.8% in the second quarter of 2020 compared to the first quarter 2020, mainly due a positive impact by Commercial spreads on derivatives and FX transactions with clients.  The financial margin with the market reached Ch$30.0 million in the second quarter of 2020, mainly due to lower provision related to the credit value adjustment (CVA). Ch$ million Managerial Financial Margin + 3.8% (2Q20/1Q20) + 4.1% (2Q20/2Q19) Financial Margin with Clients Ch$ 152.5 million + 812.2% (2Q20/1Q20) + 23.0% (2Q20/2Q19) Financial Margin with the Market Ch$ 30.0 million Financial Margin with Clients Financial margin with clients comprises our spread -sensitive operations, working capital and others. Spread -sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and the cost of money charged by treasury bank ing and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Workin g capital margin is the interest on working capital at the TPM interest rate (monetary policy rate of Chile). Change in the Financial Margin with Clients Breakdown 1 2 3 4 Loan portfolio Mix (-Ch3,047 million): the decrease in consumer portfolios contributed to a lower share of products from these segments impacting, the total Financial Margin with Clients. Average asset portfolio, assets spreads and liabilities margin (+Ch$1,813 million): mainly due to the average portfolio growth, partially offset by lower liabilities margin due to the decrease in interest rate in Chile. 1 2 Commercial spreads on derivatives and FX transactions with clients (+Ch$4,874 million) : an increase in derivatives and FX transactions with wholesales clients impacted the Financial Margin with Clients. 3 Working Capital and other (+Ch$1,932 million): mainly due to positive effects related to adjustments in the student portfolio deferred income. 4 Itaú Corpbanca 22

Management Discussion & Analysis | Income Statement Analysis

Annualized average rate of financial margin with clients


3.0%
2.8%
3.0%
2.6%
2.5%
2.1%
2.0%
0.9%
1.6%
1.3%
2Q19
3Q19
4Q19
1Q20
2Q20
Financial margin with clients
Risk-adjusted financial margin with clients

In Ch$ millions, end of period	2Q20 Average Balance	2Q20 Financial Margin	2Q20 Average Rate	1Q20 Average Balance	1Q20 Financial Margin	1Q20 Average Rate
Financial Margin with Clients	24,337,562	152,490	2.5%	22,221,358	146,906	2.6%
Cost of Credit		(73,655)			(55,617)	
Risk-Adjusted Financial Margin with Clients	24,337,562	78,835	1.3%	22,221,358	91,290	1.6%

Financial Margin with Clients:

▼ - 14 bp

- Decrease mainly due to changes in credit mix related to the reduction of our consumer portfolio.

Risk-Adjusted Financial Margin with Clients:

▼ -35 bp

- Decrease mainly due to a higher Cost of Credit in the period.

Financial Margin with the Market

Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading, which manages proprietary portfolios and may assume directional positions, in compliance with the limits established by our risk appetite.

Financial margin with the market increased 812.2% in 2Q20 compared to 1Q20. This increase is mainly due to lower provisions related to the credit value adjustment (CVA) as well as a positive performance from the trading desk. This was partially offset by lower gains from assets and liabilities management due to a decrease in inflation linked income driven by lower variation of the UF in the quarter (+0.3% in 2Q20 vs. +1.0% in 1Q20).


Ch$ million
18,894
17,116
25,476
24,451
25,855
24,364
21,052
49,102
3,286
29,979
2Q19
3Q19
4Q19
1Q20
2Q20
Financial Margin with the Market
1-year moving average

UF net exposure (Ch$ trillion)


2.0
2.2
1.9
2.7
2.5
Jun-19
Sep-19
Dic-19
Mar-20
Jun-20

UF — Unidad de Fomento (variation value)


1.2%
0.5%
0.9%
1.0%
0.3%
2Q19
3Q19
4Q19
1Q20
2Q20

Itaú Corpbanca
23

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the second quarter of 2020, commissions and fees amounted to Ch$31.6 billion, a 11.9% decrease from the previous quarter mainly driven by lower Current Account Services and Overdraft Fees and Insurance brokerage fees.
- Current Account Services and Overdraft Fees and Credit Operations and Guarantees Provided fees account for 47% of our total Commission and Fees in Chile in the second quarter of 2020.

In Ch$ million	2Q20	1Q20	change		2Q19	change		6M20	6M19	change	
Insurance Brokerage	6,430	7,553	(1,122)	-14.9%	10,261	(3,830)	-37.3%	13,983	19,749	(5,766)	-29.2%
Credit Operations and Guarantees Provided	7,532	7,421	111	1.5%	9,825	(2,293)	-23.3%	14,952	17,413	(2,461)	-14.1%
Current Account Services and Overdraft Fees	7,227	9,287	(2,060)	-22.2%	9,353	(2,126)	-22.7%	16,513	18,957	(2,444)	-12.9%
Asset Management	3,087	3,630	(543)	-14.9%	3,848	(761)	-19.8%	6,717	7,585	(868)	-11.4%
Financial Advisory	962	1,269	(306)	-24.1%	1,941	(978)	-50.4%	2,231	5,391	(3,160)	-58.6%
Others	6,337	6,692	(355)	-5.3%	5,870	467	7.9%	13,029	11,213	1,816	16.2%
Total Commissions and Fees	**31,575**	**35,850**	**(4,275)**	**-11.9%**	**41,097**	**(9,522)**	**-23.2%**	**67,425**	**80,308**	**(12,884)**	**-16.0%**

Commissions and Fees Breakdown

2Q20


20%
20%
24%
23%
10%
3%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory
Others

1Q20


21%
21%
26%
10%
4%
19%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory
Others

Itaú Corpbanca

24

Management Discussion & Analysis | Income Statement Analysis
Itaú

Cost of Credit

In Ch$ million	2Q20	1Q20	change		2Q19	change		6M20	6M19	change	
Net Provision for Loan Losses	(74,269)	(55,456)	(18,813)	33.9%	(42,251)	(32,018)	75.8%	(129,725)	(79,307)	(50,418)	63.6%
Provision for Loan Losses	(85,045)	(66,631)	(18,414)	27.6%	(53,765)	(31,280)	58.2%	(151,676)	(99,342)	(52,334)	52.7%
Recovery of Loans Written Off as Losses	10,776	11,175	(399)	-3.6%	11,514	(738)	-6.4%	21,950	20,034	1,916	9.6%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	614	(160)	774	-	301	313	104.0%	453	785	(332)	-42.3%
Cost of Credit	(73,655)	(55,617)	(18,038)	32.4%	(41,950)	(31,705)	75.6%	(129,272)	(78,522)	(50,750)	64.6%

In the second quarter of 2020, cost of credit amounted to Ch$73.7 billion, a 32.4% increase compared to the previous quarter, as a result of a riskier credit environment due to the COVID-19 pandemic and it's impact in the Chilean economy.

In this quarter we increased the total provision level through an additional provision related to our consumer and mortgage portfolio of Ch$19.5 billion and by a continuous assessment of the possible impacts of the COVID-19 pandemic on our wholesale portfolio.

When compared to the same quarter of 2019, cost of credit increased 75.6%.

Cost of Credit and Loan Portfolio


1.0
0.9
2.4
1.2
1.5
53,765
41,950
64,425
40,932
124,804
110,117
66,631
55,617
85,045
73,655
2Q19
3Q19
4Q19
1Q20
2Q20
Provision from loan losses (Ch$ million)
Cost of credit (Ch$ million)
Cost of credit / Loan portfolio* - Annualized (%)

The provisions from loan losses reached Ch$85.0 billion in the second quarter of 2020, an increase of 27.6% compared to the first quarter 2020. When compared to the same period last year, showed an increase of 58.2%.

At the end of the second quarter of 2020, our net provision for loan losses over loan portfolio increased to 1.5% from 1.2% compared to the previous quarter. When compared to second quarter 2019, this ratio increased 0.6 percentage points.

Allowance for Loan Losses and Loan Portfolio


2.45
2.39
2.48
2.48
2.48
2.48
2.81
2.98
3.00
393,190
389,024
410,472
415,695
424,848
437,166
509,277
550,716
574,709
6,742
6,742
6,742
12,742
19,500
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20

As of June 30, 2020, the allowance for loan losses increased 0.8% in the quarter, totaling Ch$555.2 billion, whereas our loan portfolio increased 2.3% from March 31, 2020, reaching Ch$19.4 trillion. Also in the second quarter of 2020 the additional provision reached Ch$19.5 billion.

Therefore, the ratio of allowance for loan losses an additional provision over loan portfolio increased in the second quarter 2020, from 2.98% to 3.00% compared to the first quarter of 2020.

Itaú Corpbanca
25

Management Discussion & Analysis Income Statement Analysis Credit Quality Delinquency Ratios Non-Performing Loans NPL Ratio (%) by Segments | over 90 days Ch$ million The portfolio of credits 90-days overdue decreased Ch$94.4 billion or 19.8% in the second quarter of 2020 compared to the first quarter of 2020, primarily driven by a decrease of 26.3% in our commercial loans NPLs mainly related to a specific wholesale client that renegotiated in the quarter. It is important to highlight that we maintained a high level provision for this client. When compared to the same period for 2019, there is an increase in the portfolio of credits 90-days overdue of Ch$58.0 billion. This 17.9% increase is primarily due to a 48.5% and 16.2% increase in consumer and commercial loans NPLs, respectively. In the second quarter 2020, the total NPL portfolio decreased from 2.52% to 1.97% compared to the first quarter 2020. The NPL ratio over 90 days for consumer loans increased from 2.47% to 2.62% in the second quarter 2020. The NPL ratio for mortgage loans decreased from 1.65% to 1.60% compared to the previous quarter. The NPL ratio decreased 0.82 percentage points for commercial loans compared to the previous quarter. When excluding student loans from this portfolio, the commercial ex student loans NPL reached 1.49%, decreasing 0.84 percentage points compared to the previous quarter. NPL Ratio (%) | over 90 days Coverage Ratio1 (%) | 90 days The NPL ratio of credits 90-day overdue decreased from 2.52% to 1.97% compared to the previous quarter. Compared to the same period of 2019, the ratio increased 10 basis points. As of June 30, 2020, the 90-day coverage ratio reached 150%, a 35 percentage points increase from the previous quarter, as a result of the additional provisions and the reduction of the Non-Performing Loans. Compared to June 30, 2019, the total 90-day coverage ratio increase 29 percentage points. 1 Coverage Ratio includes additional provisions. Itaú Corpbanca 26

Management Discussion & Analysis Income Statement Analysis NPL Creation Loan Portfolio Write-Off Ch$ billion * Loan portfolio average balance of the two previous quarters. In the second quarter of 2020, the loan portfolio write-off totaled Ch$54.4 bil-lion, a 7.7% increase compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance increased 4 basis points, reaching 1.13%, compared to the previous quarter. In the second quarter of 2020, NPL creation reached -Ch$40.0 billion, a decrease of 122.5% compared to the previous quarter, mainly due to a specific wholesale client that renegotiated in the quarter. NPL Creation Coverage Recovery of Loans Written-off as Losses Ch$ million In the second quarter of 2020, the income from the recovery of loans written-off decreased Ch$0.4 billion, or 3,6%, from the previous quarter. When compared to the second quarter of 2019, the income from recovery of loans written-off decreased Ch$0.7 billion. In the second quarter of 2020, total NPL Creation coverage reached -213% due to the negative NPL creation in the quarter. Itaú Corpbanca 27

Management Discussion & Analysis | Income Statement Analysis

Non-interest Expenses

Highlights

- Non-interest expenses amounted to Ch$111.9 billion in the quarter, a 2.6% increase from the previous quarter and a 0.5% decrease when compared to the second quarter of 2019.

In Ch$ million	2Q20	1Q20	change		2Q19	change		6M20	6M19	change	
Personnel expenses	(51,399)	(47,785)	(3,613)	7.6%	(52,502)	1,103	-2.1%	(99,184)	(102,374)	3,190	-3.1%
Administrative expenses	(50,277)	(51,294)	1,017	-2.0%	(50,626)	349	-0.7%	(101,571)	(102,887)	1,315	-1.3%
Personnel and Administrative Expenses	**(101,676)**	**(99,079)**	**(2,597)**	**2.6%**	**(103,128)**	**1,452**	**-1.4%**	**(200,755)**	**(205,260)**	**4,505**	**-2.2%**
Depreciation. amortization and Impairment	(10,239)	(10,024)	(215)	2.1%	(9,391)	(848)	9.0%	(20,263)	(18,448)	(1,815)	9.8%
Total Non-interest Expenses	**(111,915)**	**(109,103)**	**(2,811)**	**2.6%**	**(112,518)**	**604**	**-0.5%**	**(221,018)**	**(223,709)**	**2,691**	**-1.2%**

Personnel Expenses

Personnel expenses in the second quarter of 2020 period increased 7.6% when compared to the first quarter of 2020. Without considering an one-off effect in the first quarter, Personnel Expenses would have decreased due to lower provisions.

Administrative Expenses

Administrative expenses in the second quarter 2020 amounted to Ch$50.3 billion, a 2.0% decrease compared to the previous quarter, and a 0.7% decrease compared to the second quarter of 2019. This performance is mainly related to the COVID-19 pandemic that resulted in a lower operational and transaction volumes. This was partially offset by an increase in expenses related to the sanitation of branches and administrative offices.

Depreciation and Amortization

Depreciation, amortization and impairment expenses totaled Ch$10.2 billion in the second quarter of 2020, a 2.1% increase when compared to the first quarter of 2020. When compared to the second quarter of 2019, there was a 9.0% increase.

Headcount



5,581
Headcount in Chile and New York at the end of the 2Q20

▼ - 0.3% (2Q20/1Q20)

▲ + 1.3% (2Q20/2Q19)

The total number of employees including the Itaú Corpbanca New York branch was 5,581 at the end of the second quarter of 2020 compared to 5,599 in the first quarter of 2020 and 5,510 at the end of the second quarter of 2019, an increase of 1.3% in headcount in the twelve-month period.

Itaú Corpbanca 28

Management Discussion & Analysis Income Statement Analysis Efficiency Ratio and Risk-Adjusted Efficiency Ratio We present the efficiency ratio and the risk -adjusted efficiency ratio, which includes the Cost of Credit. = Efficiency Ratio Efficiency Ratio Risk-Adjusted Efficiency Ratio1 The risk-adjusted efficiency ratio, which also includes the cost of credit, reached 86.7% in the first quarter of 2020, a decrease of 1.8 percentage points compared to the previous quarter as a result of higher Operating Rev-enues partially offset by higher Cost of Credit in the quarter. In the second quarter of 2020, our efficiency ratio reached 52.3%, a decrease of 6.3 percentage points when compared to the first quarter of 2020. This was mainly related to a higher Managerial Financial Margin. When compared to the second quarter of 2019, the efficiency ratio decreased 0.8 percentage points. When compared to the second quarter of 2019, the risk-adjusted efficiency ratio increased by 13.8 percentage points, primarily due to a higher Cost of Credit. 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparative purposes. Net Operating Profit Before Credit & Counterparty Losses Distribution The chart below shows the portions of operating revenues used to cover non -interest expenses and cost of credit. Itaú Corpbanca 29 Risk-AdjustedNon-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit Managerial Financial Margin + Commission and Fees

Management Discussion & Analysis Income Statement Analysis branches). It is important to mention that until the third quarter of 2019, Itaú Corpbanca 30 Distribution Network Points of Service in Chile Automated Teller Machines (ATMs) | Chile Our distribution network provides integrated financial services andBy the end of the second quarter of 2020, the number of ATMs totaled products to our customers through diverse channels, including ATMs,408 in Chile, 5 ATMs less than the previous quarter and a 12.1% reduc-branch offices (physical and digital), mobile banking, internet bankingtion when compared to the second quarter of 2019. This reduction is and telephone banking.mainly related to the social unrest events that happened in Chile in the end of 2019. Additionally, our customers had access to over 7,000 ATMs Branches | Chile and New Yorkin Chile through our agreement with Redbanc. As of June 30, 2020, we had 188 branches, 5 less compared to the first quarter of 2020 and 6 branches less when compared to the second quarter of 2019. Starting in the fourth quarter 2017, we have further enhanced “Banco Condell” through the integration of 24 branches to “Itaú” spaces, ena-bling not only cost and operating savings but increasing productivity and customer satisfaction. As a result, the brand composition in Chile has changed. By the end of the second quarter of 2020, we operated (i) 133 branch offices under the “Itaú” brand (20 exclusive for our segment Itaú Personal Bank); and (ii) 52 branches under the “Banco Condell” brand ‒ our consumer fi-nance division ‒ (28 exclusive Condell branches and 24 integrated * His t o ric a l d a ta p rio r t o 1 Q 20 18 in c lude s “Co rpb an c a ” A T M’s. we had a digital branch in the Personal Bank segment and that in the fourth quarter of 2019, we opened an additional digital branch focused in our Itaú Sucursales segment. This reinforces our digital strategy by improving our customers’ experience through digitalized channels. We also have one branch in New York. * His t o ric a l d a ta p rio r t o 4 Q 20 17 in c l ude s “C o rpB an c a ” b ra n ch es

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- At the end of the second quarter of 2020, our total consolidated credit portfolio in Chile reached Ch$19.4 trillion, an increase of 2.3% from the previous quarter and a 12.0% from the second quarter of 2019.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	2Q20	1Q20	change	2Q19	change
Wholesale lending - Chile	**13,108,831**	**12,659,108**	**3.6%**	**11,529,985**	**13.7%**
Commercial loans	11,060,008	10,508,863	5.2%	9,897,268	11.7%
Foreign trade loans	1,366,568	1,396,255	-2.1%	939,648	45.4%
Leasing and factoring	682,255	753,990	-9.5%	693,069	-1.6%
Retail lending - Chile	**6,286,125**	**6,301,367**	**-0.2%**	**5,786,612**	**8.6%**
Residential Mortgage loans	**4,490,031**	**4,422,209**	**1.5%**	**3,940,821**	**13.9%**
Consumer loans	**1,796,094**	**1,879,158**	**-4.4%**	**1,845,791**	**-2.7%**
Consumer installment loans	1,300,052	1,284,902	1.2%	1,270,650	2.3%
Current account overdrafts	146,655	182,018	-19.4%	199,415	-26.5%
Credit card debtors	348,897	411,864	-15.3%	375,205	-7.0%
Other loans and receivables	490	374	31.0%	521	-6.0%
TOTAL LOANS	**19,394,956**	**18,960,475**	**2.3%**	**17,316,597**	**12.0%**

Our portfolio in Chile grew 12.0% year-over-year, in line with the overall market pace. This comes as the result of the dynamics we have been highlighting in our previous reports. It is important to mention that the credit growth this quarter was impacted by the effect in the economy resulting from the COVID-19 pandemic.

Our commercial loans converged to market pace as we concluded the reduction of non-core exposures and further strengthened client relationships and service levels. In the second quarter of 2020, the wholesale portfolio increased 3.6% compared to the previous quarter and totaling Ch$13.11 trillion. We have grown our commercial portfolio at a 13.7% pace in the last 12-month period ended in June 30, 2020, and 15.3% when excluding student loans that are part of this portfolio. This performance is partially explained by additional credit lines that are part of the Chilean government economic package for the COVID-19 pandemic.

Our retail loan portfolio reached Ch$6.29 trillion at the end of the second quarter of 2020, a decrease of 0.2% compared to the previous quarter. Despite this reduction, our consumer loan portfolio continues to outperform the overall market pace as a result of our segmentation strategy and digital offering.

Our mortgage portfolio increased 1.5% in the quarter, overcoming market growth base as we have redesigned our operational model and value proposition for this product.

Coronavirus cases surged as the second quarter unfolded, leading the Chilean government to expand the quarantine to more than half of the population. The deepening of the health crisis dampening the country's economic prospects further that resulted in a two-year fiscal package to stimulate activity. Specific measures include the expansion of an emergency family income program (a key demand on the part of opposition lawmakers), public infrastructure investment, incentives for hiring, tax benefits for small firms, government-backed loans for large companies and support for strategic firms.

Meanwhile, the Central Bank board unanimously acknowledged that the situation requires an intensification of the monetary impulse. The board signaled that the policy rate would remain at its technical floor of 0.5% for the entire two-year forecast horizon. The economic activity has been reduced in commercial and consumer fronts with lower growth expectations. The implementation of temporary lockdown measures negatively affected employment rate and inflation is decreasing as inflationary pressures remain low.

Itaú Corpbanca

31

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

In Ch$ million	2Q20			1Q20			%	2Q19			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**74,203**	**956**	**75,159**	**77,873**	**(2,640)**	**75,234**	**-0.1%**	**82,248**	**3,117**	**85,365**	**-12.0%**
Managerial Financial Margin	66,858	854	67,711	69,363	(2,364)	66,999	1.1%	73,009	2,763	75,772	-10.6%
Financial Margin with Clients	53,210	697	53,907	60,078	(1,924)	58,154	-7.3%	60,407	2,300	62,707	-14.0%
Financial Margin with the Market	13,648	156	13,805	9,284	(440)	8,844	56.1%	12,602	462	13,065	5.7%
Commissions and Fees	7,345	102	7,447	8,511	(275)	8,235	-9.6%	9,239	354	9,593	-22.4%
Cost of Credit	**(18,808)**	**(293)**	**(19,100)**	**(20,181)**	**46**	**(20,135)**	**-5.1%**	**(15,403)**	**(566)**	**(15,969)**	**19.6%**
Provision for Loan Losses	(21,126)	(319)	(21,445)	(24,051)	195	(23,856)	-10.1%	(19,880)	(735)	(20,615)	4.0%
Recovery of Loans Written Off as Losses	2,319	26	2,345	3,870	(149)	3,721	-37.0%	4,477	169	4,646	-49.5%
Non-interest Expenses	**(46,555)**	**(574)**	**(47,128)**	**(46,284)**	**1,522**	**(44,762)**	**5.3%**	**(44,665)**	**(1,693)**	**(46,358)**	**1.7%**
Personnel Expenses	(25,755)	(326)	(26,081)	(23,204)	786	(22,418)	16.3%	(22,059)	(837)	(22,897)	13.9%
Administrative Expenses	(17,676)	(209)	(17,885)	(20,006)	631	(19,375)	-7.7%	(19,337)	(731)	(20,068)	-10.9%
Depreciation, Amortization and Impairment	(3,124)	(39)	(3,163)	(3,074)	105	(2,968)	6.5%	(3,269)	(124)	(3,393)	-6.8%
Income before Tax and Minority Interests	**8,841**	**89**	**8,930**	**11,408**	**(1,072)**	**10,337**	**-13.6%**	**22,180**	**858**	**23,038**	**-61.2%**
Income Tax Expense	(3,152)	(34)	(3,186)	(3,225)	356	(2,870)	11.0%	(8,036)	(319)	(8,355)	-61.9%
Minority Interests in Subsidiaries	(638)	(6)	(644)	(955)	89	(866)	-25.6%	(4,388)	(167)	(4,555)	-85.9%
Costs of hedge positions	(6,789)	(128)	(6,917)	(2,896)	194	(2,703)	156.0%	(2,135)	(87)	(2,223)	211.2%
Recurring Net Income	**(1,739)**	**(79)**	**(1,818)**	**4,332**	**(433)**	**3,899**	**-146.6%**	**7,620**	**284**	**7,905**	**-23.3%**

In Ch$ million	6M20			6M19			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**152,076**	**(1,684)**	**150,392**	**167,821**	**5,464**	**173,285**	**-13.2%**
Managerial Financial Margin	136,220	(1,511)	134,710	149,212	4,859	154,070	-12.6%
Financial Margin with Clients	113,288	(1,227)	112,061	121,747	4,000	125,748	-10.9%
Financial Margin with the Market	22,932	(283)	22,649	27,465	858	28,323	-20.0%
Commissions and Fees	15,856	(173)	15,682	18,609	605	19,214	-18.4%
Cost of Credit	**(38,989)**	**(247)**	**(39,236)**	**(40,470)**	**(1,295)**	**(41,765)**	**-6.1%**
Provision for Loan Losses	(45,177)	(124)	(45,301)	(48,099)	(1,546)	(49,645)	-8.7%
Recovery of Loans Written Off as Losses	6,188	(123)	6,065	7,629	251	7,880	-23.0%
Non-interest Expenses	**(92,838)**	**948**	**(91,890)**	**(87,833)**	**(2,871)**	**(90,705)**	**1.3%**
Personnel Expenses	(48,959)	460	(48,499)	(44,341)	(1,450)	(45,791)	5.9%
Administrative Expenses	(37,682)	422	(37,260)	(36,924)	(1,206)	(38,130)	-2.3%
Depreciation. Amortization and Impairment	(6,198)	67	(6,131)	(6,569)	(215)	(6,784)	-9.6%
Income before Tax and Minority Interests	**20,249**	**(982)**	**19,267**	**39,518**	**1,297**	**40,815**	**-52.8%**
Income Tax Expense	(6,378)	322	(6,056)	(14,541)	(494)	(15,035)	-59.7%
Minority Interests in Subsidiaries	(1,593)	83	(1,510)	(7,767)	(249)	(8,016)	-81.2%
Costs of hedge positions	(9,686)	66	(9,620)	(4,585)	(188)	(4,773)	101.5%
Recurring Net Income	**2,593**	**(512)**	**2,081**	**12,624**	**366**	**12,990**	**-84.0%**

(1) Refers to the elimination of the impact of the foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.2182 per COP as of June 30, 2020.

Itaú Corpbanca

32

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- The Financial Margin with Clients decreased 7.3% in the quarter mainly due to a lower Working Capital Margin as result of the reduction of the interest rate in Colombia.
- The increase in Financial Margin with the Market is mainly driven by higher gains in asset and liability management and trading results in the quarter.

Ch$ million

Managerial Financial Margin

Financial Margin with Clients
Ch$ 53.9 million
▼ - 7.3% (2Q20/1Q20)
▼ - 14.0% (2Q20/2Q19)

Financial Margin with the Market
Ch$ 13.8 million
▲ + 56.1% (2Q20/1Q20)
▲ + 5.7% (2Q20/2Q19)


75,772
13,065
62,707
70,551
10,777
59,774
63,050
5,922
57,129
66,999
8,844
58,154
67,711
13,805
53,907
2Q19
3Q19
4Q19
1Q20
2Q20
Financial Margin with Clients
Financial Margin with the Market

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2182 per COP as of June 30, 2020.

Financial Margin with Clients

Financial margin with clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate (monetary policy rate of Colombia).

Change in the Financial Margin with Clients Breakdown


58,154
(831)
503
(170)
(735)
(3,014)
53,907
1
2
3
4
5
1Q20
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Lower number of calendar days
Comercial spreads on derivatives and FX transactions with clients
Working Capital and other
2Q20

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2182 per COP as of June 30, 2020.

1. **Loan portfolio mix (-Ch$831 million)**: due to an increase of the commercial loans portfolio that has lower spreads than the consumer loans portfolio.
2. **Average asset portfolio, assets spreads and liabilities margin (+Ch$503 million)**: mainly related to the increase in the total credit portfolio.
3. **Lower number of calendar days (-Ch$170 million)**: one fewer calendar day, which negatively affected the accrual of the majority of the loan portfolio and the liabilities margin.
4. **Commercial spreads on derivatives and FX transactions with clients (-Ch735 million)**: lower activity in derivatives and FX transactions with wholesale clients.
5. **Working capital and others (-Ch3,014 million)**: primarily due to the negative effect as result of the reduction of the interest rate in Colombia.

Itaú Corpbanca
33

Management Discussion & Analysis | Income Statement Analysis

Itaú

Annualized average rate of financial margin with clients


3.9%
3.9%
3.8%
3.9%
3.5%
2.9%
2.3%
2.3%
2.5%
2.2%
2Q19
3Q19
4Q19
1Q20
2Q20
Financial margin with clients
Risk-adjusted financial margin with clients

In Ch$ millions, end of period	2Q20 Average Balance	2Q20 Financial Margin	2Q20 Average Rate	1Q20 Average Balance	1Q20 Financial Margin	1Q20 Average Rate
Financial Margin with Clients	6,286,693	53,907	3.5%	6,059,961	58,154	3.9%
Cost of Credit		(19,100)			(20,135)	
Risk-Adjusted Financial Margin with Clients	6,286,693	34,806	2.2%	6,059,961	38,019	2.5%

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2182 per COP as of June 30, 2020.

Financial Margin with Clients:

▼ - 42 bp

- Mainly due to the negative effect in Working Capital margin related to lower interest rate.

Risk-Adjusted Financial Margin with Clients:

▼ - 30 bp

- Decrease in the rate of Financial Margin with Clients, partially offset lower Cost of Credit.

Financial Margin with the Market

Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading which manages proprietary portfolios and may assume directional positions, in compliance with the limits established by our risk appetite.

Financial margin with the market increased by 56.1% in 2Q20 compared to 1Q20. This increase is mainly due to higher gains in assets and liability management and trading results in the period.


Ch$ million
11,658
11,895
11,255
9,652
9,837
13,065
10,777
5,922
8,844
13,805
2Q19
3Q19
4Q19
1Q20
2Q20
Financial Margin with the Market
1-year moving average

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2182 per COP as of June 30, 2020.

Itaú Corpbanca

34

Management Discussion & Analysis | Income Statement Analysis

Itaú

Commissions and Fees

Highlights

- In the second quarter of 2020, commissions and fees amounted to Ch$7.4 billion, a 9.6% decrease from the previous quarter, mainly driven by a decrease in Financial Advisory and Credit Operations and Guarantees Provided fees.
- Asset Management fees and Insurance Brokerage fees account for approximately 60% of our total commission and fees in Colombia, 37% and 25%, respectively in 2Q20.

In Ch$ million	2Q20	1Q20	change		2Q19	change		6M20	6M19	change	
Insurance Brokerage	1,833	1,769	65	3.7%	1,749	84	4.8%	3,602	3,768	(166)	-4.4%
Credit Operations and Guarantees Provided	634	1,018	(384)	-37.7%	1,202	(568)	-47.3%	1,652	2,484	(832)	-33.5%
Asset Management	2,737	2,615	122	4.7%	3,190	(453)	-14.2%	5,352	6,091	(740)	-12.1%
Financial Advisory	650	1,069	(418)	-39.2%	735	(85)	-11.6%	1,719	1,516	203	13.4%
Cash Management	1,245	1,563	(318)	-20.4%	1,717	(473)	-27.5%	2,807	3,260	(452)	-13.9%
Others	348	203	146	71.9%	998	(650)	-65.1%	551	2,096	(1,545)	-73.7%
Total Commissions and Fees	**7,447**	**8,235**	**(788)**	**-9.6%**	**9,593**	**(2,145)**	**-22.4%**	**15,682**	**19,214**	**(3,532)**	**-18.4%**

Note: Commissions and fees for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2182 per COP as of June 30, 2020.

Commissions and Fees Breakdown

2Q20


5%
25%
17%
9%
9%
37%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Others

1Q20


2%
19%
21%
13%
12%
32%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Others

Itaú Corpbanca

35

Management Discussion & Analysis | Income Statement Analysis

Itaú

Cost of Credit

In Ch$ million	2Q20	1Q20	change		2Q19	change		6M20	6M19	change	
Provision for Loan Losses	(21,445)	(23,856)	2,411	-10.1%	(20,615)	(830)	4.0%	(45,301)	(49,645)	4,344	-8.7%
Recovery of Loans Written Off as Losses	2,345	3,721	(1,376)	-37.0%	4,646	(2,301)	-49.5%	6,065	7,880	(1,814)	-23.0%
Cost of Credit	**(19,100)**	**(20,135)**	**1,035**	**-5.1%**	**(15,969)**	**(3,131)**	**19.6%**	**(39,236)**	**(41,765)**	**2,529**	**-6.1%**

Note: Cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2182 per COP as of June 30, 2020.

In the second quarter of 2020, cost of credit amounted to Ch$19.1 billion, a 5.1% decrease from the first quarter 2020, mainly due to lower level of Non-Performing Loans in the retail portfolio and to lower provisions for assets received in lieu of payment.

When compared to the second quarter of 2019, cost of credit increased 19.6%.

Cost of Credit and Loan Portfolio


1.3
2.0
2.0
1.7
1.6
20,615
29,690
28,494
23,856
21,445
15,969
24,188
22,888
20,135
19,100
2Q19
3Q19
4Q19
1Q20
2Q20
Provision from loan losses (Ch$ million)
Cost of credit (Ch$ million)
Cost of credit / Loan portfolio* - Annualized (%)

Note: Provision from loan losses and cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2182 per COP as of June 30, 2020.

At the end of the second quarter of 2020, our provision for loan losses was Ch$21.4 billion, 10.1% lower than the first quarter of 2020.

The cost of credit over loan portfolio decreased 8 basis points in the second quarter of 2020 and when compared to the second quarter of 2019, increased 27 basis points.

Allowance for Loan Losses and Loan Portfolio


6.02
5.72
5.63
5.72
5.44
5.30
5.55
5.21
5.53
283,204
271,346
270,310
271,817
264,854
259,790
259,021
262,594
264,148
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
Allowances for loan losses (Ch$ million) - Colombia
Allowances for loan losses / Loan portfolio (%)

Note: Allowance for loan losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2182 per COP as of June 30, 2020.

As of June 30, 2020, the loan portfolio increased by 1.4% in constant currency compared to March 31, 2020, reaching Ch$4.89 trillion. The allowance for loan losses increased 0.6% in the quarter, totaling Ch$264.1 billion. The ratio of allowance for loan losses to average loan portfolio increased from 5.21% as of March 31, 2020 to 5.53% as of June 30, 2020.

Itaú Corpbanca

36

Management Discussion & Analysis Income Statement Analysis Credit Quality Delinquency Ratios Non-Performing Loans NPL Ratio (%) by Segments | over 90 days Ch$ million Note: NPLs for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2182 per COP as of June 30, 2020. In June 30, 2020, the NPL ratio over 90 days for consumer loans decreased 1.0 percentage point, for mortgage loans decreased 0.13 percentage points both compared to the previous quarter. The NPL ratio over 90 days for commercial loans increased 0.02 percentage points. Total NPL ratio over 90 days decreased from 4.16% to 4.01% in the second quarter of 2020. The portfolio of credits 90 days overdue decreased 2.2% in the second quarter of 2020 compared to the previous quarter, mainly due to a decrease in NPLs of consumer loans related to the credit campaign associated with the COVID-19 pandemic that allowed our client to postpone installments with a grace period. When compared to the second quarter of 2019, this portfolio increased 24.1%. Coverage Ratio (%) | 90 days NPL Ratio (%) | over 90 days The NPL ratio of credits 90 days overdue decreased 15 basis points in the second quarter of 2020 compared to the previous quarter, and reached 4.01% by the end of June 2020. Compared to the same period of 2019, the ratio increased 78 basis points. As of June 30, 2020, the 90-day coverage ratio reached 134%, a increase of 3 percentage points compared to the previous quarter. On a 12-month comparison, the total 90-day coverage ratio decreased 33 percentage points. Itaú Corpbanca 37

Management Discussion & Analysis Income Statement Analysis NPL Creation Loan Portfolio Write-Off Ch$ billion * Loan portfolio average balance of the two previous quarters. Note: Write-off for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2182 per COP as of June 30, 2020. Note: NPL creation for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2182 per COP as of June 30, 2020. In the second quarter of 2020, NPL Creation reached Ch$21.0 billion, a 11.4% decrease compared to the previous period. In the second quarter of 2020, the loan portfolio write-off totaled Ch$25.5 bil-lion, a 42,7% increase compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 2.10%, a 57 basis points increase compared to the first quarter of 2020. Recovery of Loans Written-off as Losses NPL Creation Coverage Ch$ million Note: Recovery of loans written -off as losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2182 per COP as of June 30, 2020. Note: The ratio considers NPL Creation and Cost of Credit in nominal currency In this quarter, income from recovery of loans written-off as losses decreased Ch$1.38 billion, or 58.7% from the previous quarter. In the second quarter of 2020, total NPL Creation coverage reached 76%, a decrease of 211 percentage points compared to the previous quarter. Compared to the same quarter in 2019, the income from recovery of loans written-off as losses decreased by Ch$2.3 billion or 49.5%. When compared to the second quarter of 2019, increased 3 percentage points. Itaú Corpbanca 38

Management Discussion & Analysis | Income Statement Analysis

Itaú

Non-interest Expenses

Highlights

- Non-interest expenses amounted to Ch$47.1 billion in the quarter, a 5.3% increase as compared to the first quarter of 2020.

In Ch$ million	2Q20	1Q20	change		2Q19	change		6M20	6M19	change	
Personnel expenses	(26,081)	(22,418)	(3,664)	16.3%	(22,897)	(3,184)	13.9%	(48,499)	(45,791)	(2,708)	5.9%
Administrative expenses	(17,885)	(19,375)	1,491	-7.7%	(20,068)	2,183	-10.9%	(37,260)	(38,130)	869	-2.3%
Personnel and Administrative Expenses	**(43,966)**	**(41,793)**	**(2,173)**	**5.2%**	**(42,965)**	**(1,001)**	**2.3%**	**(85,759)**	**(83,921)**	**(1,838)**	**2.2%**
Depreciation amortization and impairment	(3,163)	(2,968)	(194)	6.5%	(3,393)	231	-6.8%	(6,131)	(6,784)	653	-9.6%
Total Non-interest Expenses	**(47,128)**	**(44,762)**	**(2,367)**	**5.3%**	**(46,358)**	**(770)**	**1.7%**	**(91,890)**	**(90,705)**	**(1,185)**	**1.3%**

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2182 per COP as of June 30, 2020.

Personnel Expenses

Personnel expenses reached Ch$26.1 billion in the second quarter of 2020, a 16.3% increase when compared to the previous quarter, mainly due to higher provisions. Compared to the second quarter of 2019, there was a 13.9% increase in expenses.

Administrative Expenses

Administrative expenses amounted to Ch$17.9 billion in the second quarter of 2020, a 7.7% decrease compared to the previous quarter mainly due to reversal of provision related to changes in Colombian tax regulations.

When compared to the second quarter of 2019, there is a 10.9% decrease.

Depreciation and Amortization

Depreciation, amortization and impairment expenses totaled Ch$3.2 billion in the second quarter of 2020, a 6.5% increase compared to the first quarter of 2020.

When compared to the second quarter of 2019, there is a 6.8% decrease.

Headcount


jun-18
sept-18
dec-18
mar-19
jun-19
sept-19
dec-19
mar-20
jun-20
Colombia
% QoQ

3,297
Headcount in Colombia and Panamá at the end of the 2Q20

▼ **- 0.4% (2Q20/1Q20)**
▼ **- 4.0% (2Q20/2Q19)**

The total number of employees including Itaú (Panama) was 3,297 at the end of the second quarter of 2020, compared to 3,309 in the first quarter of 2020 and 3,430 at the end of the second quarter of 2019, a 4.0% reduction in headcount for the 12-month period ended in June 30, 2020.

Itaú Corpbanca 39

Management Discussion & Analysis | Income Statement Analysis
Itaú

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes Cost of Credit.


107.8%
88.4%
73.0%
76.3%
85.4%
88.1%
54.3%
58.6%
59.4%
62.7%
2Q19
3Q19
4Q19
1Q20
2Q20
Efficiency ratio
Risk Adjusted Efficiency ratio

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2182 per COP as of June 30, 2020.

Risk-Adjusted Efficiency Ratio = Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit / Managerial Financial Margin + Commissions and Fees

Efficiency Ratio

In the second quarter of 2020, our efficiency ratio reached 62.7%, an increase of 3.3 percentage points when compared to the first quarter of 2020. This was mainly due to higher Non-interest Expenses.

When compared to the second quarter of 2019, the efficiency ratio increased 8.4 percentage points, primarily due to lower operating revenues.

Risk-Adjusted Efficiency Ratio[1]

The risk-adjusted efficiency ratio, which also includes the cost of credit, reached 88.1% in the second quarter of 2020, a 2.7 percentage points increase compared to the previous quarter mainly due to a higher Non-interest Expenses.

When compared to the second quarter of 2019, the risk-adjusted efficiency ratio increased by 15.1 percentage points primarily due to higher Cost of Credit and lower Operating Revenues.

1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes.

Net Operating Profit Before Loan Losses Distribution

The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result from loan losses.


Operating Revenues
(-)
Efficiency Ratio
(-)
Cost of Credit / Operating Revenues
=
Income before Tax and Minority interest / Operating Revenues
54.3
18.7
27.0
58.6
29.9
11.6
76.3
31.5
(7.8)
59.4
25.9
14.6
62.7
25.3
11.9
2Q19
3Q19
4Q19
1Q20
2Q20

Itaú Corpbanca
40

Management Discussion & Analysis Income Statement Analysis Itaú Corpbanca 41 Distribution Network Points of Service in Colombia Automated Teller Machines (ATMs) | Colombia Our distribution network provides integrated financial services andBy the end of the second quarter of 2020, the number of ATMs totaled products to our customers through diverse channels, including ATMs,142 in Colombia, without variation compared to the first quarter of 2020. branch offices, internet banking and telephone banking .This is connected to the footprint optimization implemented on the previ-ous quarters. However, our customers continued to have access to over 16,000 ATMs in Colombia through Colombia’s financial institutions. Branches | Colombia and Panama As of June 30, 2020, we had 126 branches in both Colombia and Pana-ma under the brand “Itaú”, 2 branches or 1.6% less compared to the previous quarter.

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- Excluding the effect of the foreign exchange variation, at the end of the second quarter of 2020, the Colombian portfolio increased 1.4% and reached Ch$4.90 trillion when compared to the previous quarter and maintained the same level compared to the second quarter 2019.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	2Q20	1Q20	change	2Q19	change
Wholesale lending	**3,443,224**	**3,365,263**	**2.3%**	**3,370,208**	**2.2%**
Commercial loans	2,973,172	2,889,621	2.9%	2,862,543	3.9%
Current account overdrafts	4,246	12,135	-65.0%	15,477	-72.6%
Leasing and factoring	458,993	454,952	0.9%	464,088	-1.1%
Other loans and receivables	6,813	8,555	-20.4%	28,100	-75.8%
Retail lending	**1,450,643**	**1,461,978**	**-0.8%**	**1,526,065**	**-4.9%**
Residential Mortgage loans	**645,861**	**635,732**	**1.6%**	**625,910**	**3.2%**
Housing leasing	324,995	320,873	1.3%	322,061	0.9%
Other mortgage loans	320,866	314,859	1.9%	303,848	5.6%
Consumer loans	**804,782**	**826,247**	**-2.6%**	**900,155**	**-10.6%**
Consumer loans payments	645,016	659,708	-2.2%	720,189	-10.4%
Current account overdrafts	1,597	2,224	-28.2%	2,874	-44.4%
Credit card debtors	116,511	119,523	-2.5%	124,750	-6.6%
Leasing consumer	1,802	2,094	-13.9%	3,959	-54.5%
Other loans and receivables	39,856	42,697	-6.7%	48,383	-17.6%
TOTAL LOANS	**4,893,867**	**4,827,241**	**1.4%**	**4,896,273**	**0.0%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2182 per COP as of June 30, 2020.

The wholesale loan portfolio increased 2.3% in the second quarter of 2020, totaling Ch$3.44 trillion.

Our retail loan portfolio reached Ch$1.45 trillion at the end of the second quarter of 2020, a decrease of 0.8% compared to the previous quarter.

Residential mortgage loans reached Ch$645.6 billion at the end of the second quarter of 2020, an increase of 1.6% compared to the previous quarter and an increase of 3.2% compared to June 30, 2019. On the other hand, consumer loans reached Ch$804.8 billion, a 2.6% decrease when compared to the previous quarter and an 10.6% decrease when compared to June 30, 2019.

Colombia extended quarantine beyond the end of June, but with easing of restrictions in less affected areas, additional measures were announced to mitigate the economic impact of the pandemic including rules for the state to acquire minority stakes in public or private firms hit by the pandemic, on the condition that their owners commit to buy them back within a time frame. Colombia also extended until August 2020 a payroll subsidy program that will now include more beneficiaries. Additionally, the administration announced a solidarity transfer to more than 600,000 workers whose contracts were suspended, and the income transfer program was extended until December. The measures add to VAT rebates, home purchase subsidies, delaying of income tax payments and the suspension of pension contributions.

Fiscal authorities suspended the fiscal rule for this year and next as the fiscal space allowed for 2020 was deemed insufficient by the government, considering the impact on revenue from a slump in economic activity and the need for more spending to address the crisis. The central bank continued to expand its support for the economy. In June, the board delivered the fourth consecutive rate cut, taking the accumulated easing to 175 bps. The policy rate is now sitting at an historical minimum of 2.5%. The board extended some liquidity measures as it focuses on guaranteeing the smooth functioning of the financial system.

Itaú Corpbanca

42

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Assets

In Ch$ million, end of period	2Q20	1Q20	change	2Q19	change
Cash and deposits in banks	2,129,179	1,898,476	12.2%	1,186,569	79.4%
Cash items in process of collection	279,417	475,006	-41.2%	553,067	-49.5%
Trading investments	431,128	311,772	38.3%	201,677	113.8%
Investments under resale agreements	86,118	101,158	-14.9%	163,152	-47.2%
Financial derivatives contracts	5,419,649	5,466,878	-0.9%	2,050,191	164.3%
Interbank loans, net	69,585	49,731	39.9%	111,551	-37.6%
Loans and accounts receivable from customers, net of loan loss allowances	23,469,466	22,815,417	2.9%	21,383,453	9.8%
Available-for-sale investments	4,697,096	3,763,948	24.8%	2,662,534	76.4%
Held-to-maturity investments	170,013	152,168	11.7%	201,547	-15.6%
Investments in associates and other companies	15,478	15,604	-0.8%	9,724	59.2%
Intangible assets[1]	778,459	1,576,307	-50.6%	1,595,390	-51.2%
Property, plan and equipment	248,574	253,327	-1.9%	253,593	-2.0%
Current taxes	50,692	61,212	-17.2%	130,371	-61.1%
Deferred taxes	246,720	198,243	24.5%	158,760	55.4%
Other assets	877,815	1,276,958	-31.3%	501,693	75.0%
Total Assets	**38,969,389**	**38,416,205**	**1.4%**	**31,163,272**	**25.0%**

1- Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January 1, 2019

At the end of the first quarter of 2020, our assets totaled Ch$39.0 trillion, an increase of Ch$553 billion or 1.4% from previous quarter, as presented below:



Ch$ billion
1,070
654
(913)
(196)
(15)
(47)
553
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Jun-20 - Mar-20

Compared to the previous year, total assets increased by Ch$7,806 billion or 25.0%. The main changes are presented below:



Ch$ billion
2,232
2,086
469
(274)
(77)
3,369
7,806
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Jun-20 - Jun-19

* **Securities Investment portfolio**: Trading investments, available-for-sale investments and held-to-maturity investments.
** **Total other assets**: Investments in other companies, Intangible assets, Property, plant and equipment, Current taxes, Deferred taxes and Other assets.

Asset Breakdown

June 30, 2020

Ch$ 39.0 billion

▲ + 1.4% (Jun-20 vs. Mar-20)
▲ + 25.0% (Jun-20 vs. Jun-19)



2.3%
0.2%
13.9%
13.6%
5.6%
62.3%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 32.4 billion
▲ + 2.2% (Jun-20 vs. Mar-20)
▲ + 32.2% (Jun-20 vs. Jun-19)

Ch$ 6.6 billion
▼ - 2.1% (Jun-20 vs. Mar-20)
▼ - 1.4% (Jun-20 vs. Jun-19)



Ch$ billion
29,331
29,075
29,456
29,587
31,163
32,477
33,740
38,416
38,969
23%
23%
23%
23%
22%
21%
19%
19%
18%
77%
77%
77%
77%
78%
79%
81%
81%
82%
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Chile
Colombia

Itaú Corpbanca
43

Management Discussion & Analysis | Balance Sheet

Itaú

Liabilities

In Ch$ million, end of period	2Q20	1Q20	change	2Q19	change
Deposits and other demand liabilities	5,676,353	5,267,262	7.8%	4,416,783	28.5%
Cash items in process of being cleared	271,467	494,788	-45.1%	469,500	-42.2%
Obligations sold under repurchase agreements	612,950	658,196	-6.9%	936,159	-34.5%
Time deposits and other time liabilities	12,558,879	12,708,280	-1.2%	10,167,374	23.5%
Financial derivatives contracts	5,055,485	5,181,904	-2.4%	1,813,994	178.7%
Interbank borrowings	4,434,197	2,942,051	50.7%	2,284,729	94.1%
Issued debt instruments	6,686,772	6,556,820	2.0%	6,572,404	1.7%
Other financial liabilities	9,214	8,642	6.6%	11,957	-22.9%
Current taxes	14,529	30,666	-52.6%	-	0.0%
Deferred taxes	260	433	-40.0%	2,639	-90.1%
Provisions	160,679	138,586	15.9%	181,830	-11.6%
Other liabilities[1]	876,764	1,095,604	-20.0%	701,538	25.0%
Total Liabilities	**36,357,549**	35,083,232	**3.6%**	**27,558,907**	**31.9%**
Attributable to Shareholders	2,530,802	3,246,016	-22.0%	3,377,074	-25.1%
Non-controlling interest	81,038	86,957	-6.8%	227,291	-64.3%
Total Equity and Liabilities	**38,969,389**	**38,416,205**	**1.4%**	**31,163,272**	**25.0%**

1- Includes lease liabilities arisen from IFRS 16 adoption since January1, 2019

The main changes in liabilities at the end of the first quarter of 2020, compared to the previous quarter, are presented in the chart below:


Ch$ billion
(149)
409
(45)
130
(126)
335
553
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Jun-20 - Mar-20

Compared to the previous year, the main changes in liabilities are highlighted as follows:


Ch$ billion
2,392
1,260
(323)
114
3,241
1,122
7,806
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Jun-20 - Jun-19

* **Total other liabilities:** Cash items in process of being cleared, interbank borrowings, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arising from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

Itaú Corpbanca

44

Management Discussion & Analysis | Balance Sheet by Currency

Itaú

Balance Sheet by Currency

Assets | June 30, 2020

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	2,129,179	1,730,641	1,352,312	-	378,329	398,538
Cash items in process of collection	279,417	274,710	152,449	-	122,261	4,707
Trading investments	431,128	121,869	121,713	-	156	309,259
Investments under resale agreements	86,118	78,375	78,375	-	-	7,743
Financial derivatives contracts	5,419,649	5,214,312	3,554,431	387,235	1,272,646	205,337
Interbank loans, net	69,585	24,721	-	-	24,721	44,864
Loans and accounts receivable from customers, net of loan loss allowances	23,469,466	18,839,747	6,226,466	8,978,560	3,634,721	4,629,719
Available-for-sale investments	4,697,096	4,042,850	3,407,116	487,474	148,260	654,246
Held-to-maturity investments	170,013	102,897	-	-	102,897	67,116
Investments in associates other companies	15,478	11,874	11,874	-	-	3,604
Intangible assets	778,459	735,736	735,522	-	214	42,723
Property, plant and equipment	248,574	193,410	184,433	-	8,977	55,164
Current taxes	50,692	4,862	3,193	-	1,669	45,830
Deferred taxes	246,720	205,273	185,258	-	20,015	41,447
Other assets	877,815	804,722	190,226	64,401	550,095	73,093
Total Assets	**38,969,389**	**32,385,999**	**16,203,368**	**9,917,670**	**6,264,961**	**6,583,390**

Liabilities | June 30, 2020

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	5,676,353	3,315,602	2,672,810	3,935	638,857	2,360,751
Cash items in process of being cleared	271,467	271,466	146,034	-	125,432	1
Obligations sold under repurchase agreements	612,950	522,512	522,512	-	-	90,438
Time deposits and other time liabilities	12,558,879	10,845,494	8,501,653	415,907	1,927,934	1,713,385
Financial derivatives contracts	5,055,485	4,872,282	3,058,557	500,033	1,313,692	183,203
Interbank borrowings	4,434,197	3,768,608	2,004,267	-	1,764,341	665,589
Issued debt instruments	6,686,772	5,925,131	945,612	4,979,519	-	761,641
Other financial liabilities	9,214	9,214	9,204	10	-	-
Current taxes	14,529	14,356	14,356	-	-	173
Deferred taxes	260	-	-	-	-	260
Provisions	160,679	91,831	83,958	-	7,873	68,848
Other liabilities	876,764	763,854	206,369	345,267	212,218	112,910
Total Liabilities	**36,357,549**	**30,400,350**	**18,165,332**	**6,244,671**	**5,990,347**	**5,957,199**
Capital	1,862,826	1,776,341	1,776,341	-	-	86,485
Reserves	1,195,849	521,738	521,738	-	-	674,111
Valuation adjustment	38,201	21,718	21,718	-	-	16,483
Retained Earnings:	**(566,074)**	(414,155)	(693,370)	118,112	161,103	(151,919)
Retained earnings or prior years	156,342	235,261	235,261	-	-	(78,919)
Income for the period	(722,416)	(649,416)	(928,631)	118,112	161,103	(73,000)
Minus: Provision for mandatory dividend	-	-	-	-	-	-
Equity attributable to shareholders	2,530,802	1,905,642	1,626,427	118,112	161,103	625,160
Non-controlling interest	81,038	80,007	80,007	-	-	1,031
Total Equity	**2,611,840**	**1,985,649**	**1,706,434**	**118,112**	**161,103**	**626,191**
Total Liabilities and Equity	**38,969,389**	**32,385,999**	**19,871,766**	**6,362,783**	**6,151,450**	**6,583,390**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

Itaú Corpbanca 45

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlights

- By the end of the second quarter of 2020, our total credit portfolio reached Ch$24.3 trillion, increasing 2.8% from the previous quarter and 10.1% from the same period of the previous year. The increase was mainly driven by a higher performance in the Chilean wholesale portfolio.
- In constant currency, total loans in Colombia increased 1.4% in the second quarter of 2020 and maintained flat in the 12-month period ended June 30, 2020. The increase in second quarter of 2020 was mainly driven by a 2.3% increase in the wholesale segment (see details on page 42). Considering the 3.6% appreciation of the exchange rate of the Colombian peso, the loan portfolio for Colombia has increased 5.0% in the last quarter and 3.2% in the 12-month period ended in June 30, 2020.

In Ch$ million, end of period	2Q20	1Q20	change	2Q19	change
Wholesale lending	**16,552,055**	**15,907,157**	**4.1%**	**14,793,619**	**11.9%**
Chile	**13,108,831**	**12,659,108**	**3.6%**	**11,529,985**	**13.7%**
Commercial loans	11,060,008	10,508,863	5.2%	9,897,268	11.7%
Foreign trade loans	1,366,568	1,396,255	-2.1%	939,648	45.4%
Leasing and Factoring	682,255	753,990	-9.5%	693,069	-1.6%
Colombia	**3,443,224**	**3,248,049**	**6.0%**	**3,263,634**	**5.5%**
Commercial loans	2,984,231	2,808,943	6.2%	2,814,222	6.0%
Leasing and Factoring	458,993	439,106	4.5%	449,412	2.1%
Retail lending	**7,736,768**	**7,712,424**	**0.3%**	**7,264,419**	**6.5%**
Chile	**6,286,125**	**6,301,367**	**-0.2%**	**5,786,612**	**8.6%**
Consumer loans	1,796,094	1,879,158	-4.4%	1,845,791	-2.7%
Residential mortgage loans	4,490,031	4,422,209	1.5%	3,940,821	13.9%
Colombia	**1,450,643**	**1,411,057**	**2.8%**	**1,477,807**	**-1.8%**
Consumer loans	804,782	797,468	0.9%	871,690	-7.7%
Residential mortgage loans	645,861	613,589	5.3%	606,117	6.6%
TOTAL LOANS	**24,288,823**	**23,619,581**	**2.8%**	**22,058,038**	**10.1%**
Chile	**19,394,956**	**18,960,475**	**2.3%**	**17,316,597**	**12.0%**
Colombia	**4,893,867**	**4,659,106**	**5.0%**	**4,741,441**	**3.2%**



Loan Portfolio - Breakdown
Mortgage 13%
Consumer 16%
Commercial 70%
Colombia 20%
Chile 79%
Mortgage 19%
Consumer 7%
Commercial 54%

Credit Portfolio - Currency Breakdown



Ch$ billion
Jun-20 6,765 8,979 8,545 24,289
Mar-20 6,269 8,819 8,531 23,620
Dec-19 6,219 8,749 8,186 23,154
Sep-19 6,101 8,578 7,821 22,499
Jun-19 6,049 8,302 7,707 22,058
Mar-19 5,993 8,016 7,639 21,649
Dic-18 6,067 7,785 7,651 21,503
Sep-18 6,001 7,796 7,363 21,159
Jun-18 5,986 7,765 7,385 21,136
Ch$ UF FX

As of June 30, 2020, Ch$8,545 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion increased 0.2% in this quarter and represents approximately 35% of our total foreign currency loans. In the second quarter of 2020, the U.S. dollar variation was 3.7% or approximately Ch$30 per dollar.

Itaú Corpbanca 46

Management Discussion & Analysis Balance Sheet NPL Ratio (90 days overdue) by segment By the end of the second quarter of 2020, our total consolidated NPL ratio for operations 90 days overdue reached 2.38%, a decrease of 0.46 percentage points from the previous quarter and 0.21 percentage points from the same period of 2019. The NPL ratio for commercial loans decreased from 3.19% to 2.55% com-pared to the previous quarter. When excluding the student loans, the commer-cial loans NPL ratio reached 2.17%, a 0.64 percentage points decrease when compared to the first quarter of 2020. For consumer loans, the NPL ratio decreased 0.20 percentage points and mortgage loans decrease 0.05 percentage points in the quarter. Tangible Equity Breakdown The chart below shows the calculation of the average tangible Shareholders Equity or “Managerial Equity”, which we use to determine the RoTAE. 2Q20 Average Balance (Ch$ billion) On June 30, 2020 a non-cash impairment charge of Ch$448,273,346,586 was recognized as a result of a goodwill impairment of our estimated fair value of the cash generating units for Chile; and of Ch$315,750,827,325 as a result of goodwill and intangible assets from business combination impairment of our estimated fair value of the cash generating unit for Colombia. Itaú Corpbanca 47

Management Discussion & Analysis | Balance Sheet

Funding

Highlights

- Total funding, including interbank deposits, amounted to Ch$30.0 trillion by the end of the second quarter of 2020, a 6.5% increase compared to the previous quarter and a 22.9% increased compared with the same period of 2019, mainly driven by a 50.7% increase of Interbank borrowings as a result of additional liquidity instruments created by the Chilean Central Bank to mitigate some of the economic impacts of the COVID-19 pandemic (FCIC- *Facilidad de Crédito Condicional al Incremento de las Colocaciones*). Deposits and other demand liabilities have increased 7.8% and 28.5% quarter-over -quarter and year-over-year, respectively, despite the decrease in the monetary policy interest rate.
- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. Our strategy in terms of bond issuances is to seek longer maturity tenor and maintain comfortable liquidity levels under BIS III standards. In this context, Itaú Corpbanca successfully placed US$650 million senior bonds in the local market in the 12-month period ended in June 30, 2020. The latter compares with US$685 million and US$488 million issuances in 2019 and 2018, respectively. The spreads obtained in these issuances have allowed an improvement in the cost of funds.
- Our strategy of diversification also includes two syndicated loans, one for US$150 million maturing in April 2020 and a US$100 million AB Loan led by IFC (a 5-year tenor for the A Loan, maturing in December 2020).

In Ch$ million, end of period	2Q20	1Q20	change	2Q19	change
Deposits and other demand liabilities	5,676,353	5,267,262	7.8%	4,416,783	28.5%
Time deposits and saving accounts	12,558,879	12,708,280	-1.2%	10,167,374	23.5%
Investments sold under repurchase agreements	612,950	658,196	-6.9%	936,159	-34.5%
Letters of credit	35,542	38,209	-7.0%	46,975	-24.3%
Bonds	5,555,942	5,428,082	2.4%	5,471,457	1.5%
Subordinated bonds	1,095,288	1,090,529	0.4%	1,053,972	3.9%
Interbank borrowings	4,434,197	2,942,051	50.7%	2,284,729	94.1%
Other financial liabilities	9,214	8,642	6.6%	11,957	-22.9%
Total Funding	**29,978,365**	**28,141,251**	**6.5%**	**24,389,406**	**22.9%**

Itaú Corpbanca

48

Management Discussion & Analysis | Risk and Capital Management

Itaú

Risk and Capital Management

We believe risk management is an essential tool to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

We have established a risk and capital commission to assist our board and management in their assessment and management of market and liquidity risks, P&L, and capital adequacy, in accordance with both economic principles and the rules set forth by local regulation and those of Basel I, II, and III. These principles and rules are applied to provide oversight and management of market and liquidity risks, P&L, and economic capital principles, to review the effectiveness of those related policies and limits and to review the adherence to market and liquidity risk and capital policies and procedures throughout the Bank.

We take a prospective stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

Liquidity Ratios

Highlights

- In line with international risk management practices, we use the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.
- The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the Basel III Committee on Banking Supervision (BIS III), which were adopted by the CMF and the Brazilian Central Bank (BACEN).

Liquidity Coverage Ratio (LCR)

In Ch$ million	2Q20	1Q20
High Quality Liquid Assets	3,799,604	2,692,495
Net Potential Cash Outflows	3,225,540	2,296,713
LCR (%)	117.8%	117.2%

In Ch$ million	2Q20	1Q20
High Quality Liquid Assets	990,155	1,001,076
Net Potential Cash Outflows	718,622	843,520
LCR (%)	137.8%	118.7%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2182 per COP as of June 30, 2020

Starting in April 2019, Chilean banks began reporting their local LCR figures with a minimum level set by CMF at 60%.This minimum will gradually rise to 100% by 2023. Our internal minimum limit for LCR set by our board of directors is 100%.

Net Stable Funding Ratio (NSFR)

In Ch$ million	2Q20	1Q20
Available Stable Funding	16,892,516	15,889,721
Required Stable Funding	16,678,875	17,594,714
NSFR (%)	101.3%	90.3%

In Ch$ million	2Q20	1Q20
Available Stable Funding	4,126,125	3,695,681
Required Stable Funding	4,654,562	4,286,404
NSFR (%)	88.7%	86.2%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2182 per COP as of June 30, 2020

Our current internal minimum limit for NSFR, set by the board of directors, is 90% in Chile and 85% for Colombia.

Note: NSFR data considers consolidated information for Chile and its subsidiaries and for Colombia and its subsidiaries . In this report, we have changed "Potential Cash Outflows" data included in 3Q19, for "Net Potential Cash Outflows" since 4Q19

Itaú Corpbanca

49

Management Discussion & Analysis Risk and Capital Management Capital Highlights  At the end of the second quarter of 2020, our regulatory capital ratio reached 12.63%, an increase of 45 basis points when compared to t he first quarter of 2020. Minimum Capital Requirement Our minimum capital requirements are set by the Comisión para el Mercado Financiero (CMF) which follows the Chilean banking law capital require-ments. On January 12, 2019, a new banking law was enacted for purposes of adopting Basel III and replaced the SBIF with CMF, as of June 1, 2019. With this milestone the process of implementing Basel III in Chile started. During the remainder of 2020, the CMF is expected to issue regulations for several key definitions for the implementation of Basel III, such as the exact capital deductions to be taken from regulatory capital, specific buffer sizes, changes in credit RWA as well as the def initive models for market and operational risk, among other aspects. The regulation is expected to become effective no later than December 1, 2020 and the regulatory ad-justments and exclusions are expected to be applied progressively during a 5 -year term, without discounts in 2021 and with progr essive increases at a ratio of 25% per year during subsequent years until reaching 100% on December 1, 2025. Currently, our minimum capital requirement is expressed as a ratio of regulatory capital, stated by the referential equity or total capital, composed of Tier I capital and Tier II capital, and the risk -weighted assets, or RWA. Our minimum total capital requirement corresponds to 1 0.0%. Itaú Corpbanca targets an optimal capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulato-ry capital ratio of the three largest private banks in Chile and Colombia. Solvency Ratios Note: (1) Core Capital = Capital básico according to CMF current definitions; (2) BIS Ratio = Regulatory capital / RWA, according to CMF current definitions . Main changes in the second quarter 2020 The BIS ratio increased 45 basis point from 12.18% to 12.63%, mainly due to a decrease in risk weighted assets and the recognition of state guarantees as part of additional provisions. This increase was partial-ly offset by the recognition of the impairment of intangibles from busi-ness combination from Colombia which were not deducted from our capital base. Itaú Corpbanca 50 In Ch$ millions, end of period 2Q20 1Q20 Core capital 1 (-) Goodwill (+) Subordinated debt (+) Additional provisions (+) Minority interest = Regulatory capital (Core capital + Tier II capital) Risk-Weighted assets (RWA) 2,530,802 (492,512) 1,017,781 101,283 81,038 3,238,393 25,638,507 3,246,016 (1,174,571) 1,010,521 - 86,957 3,168,923 26,006,974 Ratios (%) BIS (Regulatory capital / Risk-weighted assets) 2 12.63% 12.18% Core capital ratio 1 (ex-goodwill) 7.95% 7.96%

Additional Information Management Discussion & Analysis

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Management Discussion & Analysis | Our Shares

Itaú

Our Shares

Itaú Corpanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange (**ITAUCORP**). Shares are also traded as American Depositary Receipts ("ADR") on the New York Stock Exchange (**ITCB**).

Market Capitalization

Ch$1.1 trillion | US$1.4 billion

Sell-side ratings

1	6	3
Buy	Hold	Sell

Source: Sell-side reports.

Average daily traded volumes for the 12-month period ended June 30, 2020 (US$ million)


0.08
Santiago
NY
Total

Corporate Structure Chart

As of June 30, 2020, our shareholders structure was as follows:


Itaú Unibanco
38.14%
Saieh Family[1]
28.57%
IFC
3.32%
Others
29.97%
Itaú Corpbanca
512,406,760,091 (# total shares)

1- Includes 1,005,897,850 shares owned by Cía. Inmobiliaria y de Inversiones Saga SpA that are under custody


Others
Free Float
Others
2.38%
Sec. Brokerage
15.22%
Local
Inst. Investors
5.53%
154 bn
(# shares)
6.84%
ADR's & Foreign
Inst. Investors

Strengths of our structure

- Itaú Corpbanca is controlled by Itaú Unibanco.
- Itaú Unibanco and the Saieh Family appoint the majority of the board of directors.
- Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and the Saieh Family shall vote together as a single block according to Itaú Unibanco recommendation.
- Professional and experienced management team.

Performance in the Capital Markets

Price and Volume	ITAUCORP (Common shares)	ITCB (ADR)
	Ch$	US$
Closing Price at 06/30/2020	2.22	3.85
Maximum price in the quarter	2.51	4.80
Average Price in the quarter	2.22	4.00
Minimum price in the quarter	1.86	3.04
Closing Price at 03/31/2020	2.22	3.99
Closing Price at 06/30/2019	5.66	12.50
Change in 2Q'20	0.00%	-3.51%
Change in LTM	-60.78%	-69.20%
Average daily trading volume LTM (million)	1,510.52	0.08
Average daily trading volume in 2Q'20 (million)	1,867.33	0.06

Shareholder Base and Ratios	2Q20	1Q20	2Q19
Number of outstanding shares (million)	512,406.8	512,406.8	512,406.8
Recurring Diluted Earnings per share in the quarter (Ch$)	0.04	0.07	0.12
Accounting Diluted Earnings per share in the quarter (Ch$)	-1.46	0.05	0.10
Recurring Diluted Earnings per ADR in the quarter (US$)	0.07	0.12	0.26
Accounting Diluted Earnings per ADR in the quarter (US$)	-2.67	0.09	0.23
Book value per share in the quarter (Ch$)	4.94	6.33	6.59
Price* / Earnings (P/E)	-0.38	10.48	13.78
Price*/ Tangible Book Value (P/B)	0.45	0.35	0.86

* Closing price on the last trading day of each period

Dividends

The dividend policy approved by or shareholders in March 2017 in the annual shareholders meeting is to distribute a final dividend of 100% of the annual net income **net of the necessary reserves to comply with capital ratios defined as "Optimal Regulatory Capital" in the "Shareholders Agreement"** whose terms are part of the "Transaction Agreement" executed on January 29, 2014.

Itaú Corpbanca paid its last annual dividend of **Ch$0.2479770771/share** in Chile on March 19, 2020. The dividend payout ratio was 100% of 2019 Net Income, equivalent to a dividend yield of 7.80%. For purposes of capital requirements, annual dividends are provisioned at 30%.

The following table shows dividends per share distributed during the past five years:

Company	Charge to Fiscal Year	Year paid	Net Income (Ch$ mn)	% Distributed	Dividend per Share (Ch$)
Banco Itaú Chile	2015	2016	104,336	50%	36,387.38
Corpbanca	2015	2016	201,771	50%	0.29640983
Corpbanca	2015	2016	201,771	UF 124,105	0.00939188
Itaú Corpbanca	2016	2017	2,059	30%	0.001205475
Itaú Corpbanca	2017	2018	57,447	40%	0.044844689
Itaú Corpbanca	2018	2019	172,047	30%	0.100728627
Itaú Corpbanca	2019	2020	127,065	100%	0.2479770771

1- Net Income Attributable to Shareholders (Accounting)

Itaú Corpbanca

53

Management Discussion & Analysis | Ratings

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Itaú Corpbanca is rated by two worldwide recognized agencies: Moody´s Investors Service ('Moody's') and Standard & Poor´s Global Ratings ('Standard & Poor's' or 'S&P').

Detailed international ratings are presented below:

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Negative

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Senior unsecured bonds	BBB+
Short-term issuer credit rating	A-2
Outlook	Negative

Local Credit Risk Rating

On a national scale, Itaú Corpbanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') and by Clasificadora de Riesgo Humphreys Ltda. ('Humphreys').

Detailed local ratings are presented below:

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Itaú Corpbanca 54

pwc

REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTARY INFORMATION

Santiago, Chile, July 31, 2020

To the Shareholders and Directors of
Itaú Corpbanca and its subsidiaries

Introduction

In connection with our review of the interim consolidated financial statements of Itaú Corpbanca and its subsidiaries (the "Bank") as of June 30, 2020 and for the three-month and six-month periods then ended, on which we issued a report without exceptions dated July 29, 2020, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Corpbanca and its subsidiaries as of June 30, 2020.

Scope of the Review

We conducted our review in accordance with the International Auditing Standard 720, "The auditor´s responsibility relating to other information in documents containing financial statements". This standard establishes the procedures to be performed in the engagements of this nature. Those procedures are primarily comprised by: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis report is presented to allow additional analysis. Notwithstanding, management is responsible for the accounting information contained in the supplementary information included in the Management Discussion and Analysis report and this information should not be considered an integral part of the financial statements, therefore, our conclusion on the consolidated financial statements does not cover such information.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the interim consolidated financial statements as of June 30, 2020 and for the three-month and six-month periods then ended, taken as a whole, prepared in accordance with the accounting standards and instructions issued by the Commission for the Financial Market.

PriceWaterhouseCoopers

Digitally signed by Claudio Hernán Gerdtzen Sepúlveda RUT: 12.264.594-0. The digital certificate is embedded in the electronic version of this document.

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes – Santiago, Chile
RUT: 81.513.400-1 | Teléfono: (56 2) 2940 0000 | www.pwc.cl

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú Corpbanca’ s management. There are risks and uncertainties that could cause actual results to differ mate-rially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the business of Itaú Corpbanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (6) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca’ s ma-nagement. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca’ s financial results is included from time to time in the “Risk Factors” section of Itaú Corpbanca’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CEO. Itaú Corpbanca Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Claudia Labbé Head of Investor Relations. Itaú Corpbanca Santiago. Chile Phone: (562) 2660-1751 claudia.labbe@itau.cl Itaú Corpbanca 57